Management’s Discussion and Analysis of Results of Operations and Financial Condition for the Three Months Ended March 31, 2015

This Management’s Discussion and Analysis (“MD&A”) should be read in conjunction with Silver Wheaton Corp.’s (“Silver Wheaton” or the “Company”) unaudited condensed interim consolidated financial statements for the three months ended March 31, 2015 and related notes thereto which have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”). In addition, the following should be read in conjunction with the 2014 audited consolidated financial statements, the related MD&A and the 2014 Annual Information Form as well as other information relating to Silver Wheaton on file with the Canadian securities regulatory authorities and on SEDAR at www.sedar.com. This MD&A contains “forward looking” statements that are subject to risk factors set out in the cautionary note contained on page 32 of this MD&A as well as throughout this document. All figures are presented in United States dollars unless otherwise noted. This MD&A has been prepared as of May 7, 2015.

Highlights

Operations

•
Record attributable silver equivalent production for the three months ended March 31, 2015 of 10.4 million ounces (6.3 million ounces of silver and 55,100 ounces of gold) representing an increase of 15% over the comparable period of 2014.

•
Attributable silver equivalent sales volume for the three months ended March 31, 2015 of 7.7 million ounces (5.7 million ounces of silver and 28,400 ounces of gold) representing a decrease of 5% compared to the comparable period of 2014.

•
As at March 31, 2015, approximately 6.5 million payable silver equivalent ounces attributable to the Company have been produced at the various mines and will be recognized in future sales as they are delivered to the Company under the terms of their contracts. This represents an increase of 1.6 million payable silver equivalent ounces during the three month period ended March 31, 2015. Payable ounces produced but not yet delivered to Silver Wheaton are expected to average approximately 2 to 3 months of annualized production but may vary from quarter to quarter due to a number of factors including mine ramp-up, delays in shipments, etc.1

•
Average realized sale price per silver equivalent ounce sold for the three months ended March 31, 2015 of $16.90 ($16.95 per ounce of silver and $1,214 per ounce of gold), compared with $20.38 for the comparable period in 2014, representing a decrease of 17%.

•	Revenue for the three months ended March 31, 2015 of $130.5 million compared with $165.4 million for the comparable period in 2014, representing a decrease of 21%.

•
Net earnings for the three months ended March 31, 2015 of $49.4 million ($0.13 per share) compared with $79.8 million ($0.22 per share) for the comparable period in 2014, representing a decrease of 38%.

•
Operating cash flows for the three months ended March 31, 2015 of $89.1 million ($0.24 per share2) compared with $114.8 million ($0.32 per share2) for the comparable period in 2014, representing a decrease of 22%.

•
On May 7, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 20, 2015 and is expected to be distributed on or about June 2, 2015. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

1	Statements made in this section contain forward-looking information with respect to forecast ounces produced but not yet delivered and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
2	Refer to discussion on non-IFRS measure (ii) of page 18 of this MD&A

SILVER WHEATON 2015 FIRST QUARTER REPORT [1]

•	Average cash costs1 for the three months ended March 31, 2015 of $4.46 per silver equivalent ounce compared with $4.57 per silver equivalent ounce for the comparable period in 2014.

•	Cash operating margin2 for the three months ended March 31, 2015 of $12.44 per silver equivalent ounce compared with $15.81 per silver equivalent ounce for the comparable period in 2014.

Corporate Development

•
On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale S.A (“Vale”) to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013.

•
On April 22, 2015, the Company amended its early deposit precious metal purchase agreement with Sandspring Resources Ltd. ("Sandspring") to include the acquisition of an amount equal to 50% of the silver production from its Toroparu project located in the Republic of Guyana, South America.

Other

•
On February 27, 2015, the Company announced that it had amended its $1 billion revolving credit facility (the “Revolving Facility”) by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. The Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the non-revolving term loan.

•
On January 5, 2015, the Company announced that it had amended its silver purchase agreement related to Barrick Gold Corporation’s (“Barrick”) Pascua-Lama project (“Pascua-Lama”). The amendment entails Silver Wheaton being entitled to 100% of the silver production from Barrick’s Lagunas Norte, Pierina and Veladero mines until March 31, 2018 - an extension of 1 ¼ years, and extending the completion test deadline an additional 2 ½ years to June 30, 2020. As a reminder, if the requirements of the completion test have not been satisfied by the amended completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of the upfront cash consideration of $625 million less a credit for any silver delivered up to that date.

•
On March 2, 2015, the Company announced that, in connection with the amended Salobo precious metal purchase agreement, it had entered into an agreement with a syndicate of underwriters led by Scotiabank, pursuant to which they agreed to purchase, on a bought deal basis, 38,930,000 common shares of Silver Wheaton at a price of $20.55 per share (the "Offering"), for aggregate gross proceeds to Silver Wheaton of approximately $800 million.

•
On March 17, 2015, the Company announced that it had closed the Offering and received $800 million in gross proceeds (net proceeds of approximately $769 million after payment of underwriters’ fees and expenses).

•	As per Hudbay Minerals Inc.’s (“Hudbay”) first quarter 2015 MD&A, Hudbay’s Constancia mine in Peru achieved commercial production on April 30, 2015.

1	Refer to discussion on non-IFRS measure (iii) of page 19 of this MD&A
2	Refer to discussion on non-IFRS measure (iv) of page 20 of this MD&A

SILVER WHEATON 2015 FIRST QUARTER REPORT [2]

Overview

Silver Wheaton Corp. is a mining company which generates its revenue from the sale of silver and gold. The Company is listed on the New York Stock Exchange and the Toronto Stock Exchange and trades under the symbol SLW.

Currently, the Company has entered into 18 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 28 different mining assets, whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price. Attributable silver and gold as referred to in this MD&A and financial statements is the silver and gold production to which Silver Wheaton is entitled pursuant to the various purchase agreements. During the three months ended March 31, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $388, respectively. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines to which the precious metal purchase agreements relate and the price of silver and gold realized by Silver Wheaton upon the sale of silver and gold received.

Outlook1

Silver Wheaton is the largest pure precious metals streaming company in the world.  Based upon its current agreements, forecast 2015 estimated annual attributable production is approximately 43.5 million silver equivalent ounces, including 230,000 ounces of gold. By 2019, estimated annual attributable production is anticipated to increase significantly to approximately 51 million silver equivalent ounces, including 325,000 ounces of gold. This anticipated growth is expected to be driven by the Company’s portfolio of low-cost and long-life assets, including gold and precious metal streams on Vale’s Salobo mine and Hudbay’s Constancia project.

The $88.0 million of cash and cash equivalents as at March 31, 2015 combined with the liquidity provided by the available credit under the $2 billion Revolving Facility and ongoing operating cash flows, positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to forecast production, funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [3]

Silver and Gold Interests1

The following table summarizes the silver and gold interests currently owned by the Company:

Silver and Gold Interests	Mine Owner	Location of Mine	Upfront Consideration 1	Attributable Production to be Purchased		Term of Agreement	Date of Original Contract
				Silver	Gold
San Dimas	Primero	Mexico	$ 189,799	100% 2	0%	Life of Mine	15-Oct-04
Yauliyacu	Glencore	Peru	$ 285,000	100% 3	0%	20 years	23-Mar-06
Peñasquito	Goldcorp	Mexico	$ 485,000	25%	0%	Life of Mine	24-Jul-07
777	Hudbay	Canada	$ 455,100	100%	100%/50% 4	Life of Mine	8-Aug-12
Salobo	Vale	Brazil	$ 2,230,000 5	0%	50%	Life of Mine	28-Feb-13
Sudbury			$ 623,572 6
Coleman	Vale	Canada		0%	70%	20 years	28-Feb-13
Copper Cliff	Vale	Canada		0%	70%	20 years	28-Feb-13
Garson	Vale	Canada		0%	70%	20 years	28-Feb-13
Stobie	Vale	Canada		0%	70%	20 years	28-Feb-13
Creighton	Vale	Canada		0%	70%	20 years	28-Feb-13
Totten	Vale	Canada		0%	70%	20 years	28-Feb-13
Victor	Vale	Canada		0%	70%	20 years	28-Feb-13
Barrick			$ 625,000
Pascua-Lama	Barrick	Chile/Argentina		25%	0%	Life of Mine	8-Sep-09
Lagunas Norte	Barrick	Peru		100%	0%	8.5 years	8-Sep-09
Pierina	Barrick	Peru		100%	0%	8.5 years 7	8-Sep-09
Veladero	Barrick	Argentina		100% 8	0%	8.5 years	8-Sep-09
Other
Los Filos	Goldcorp	Mexico	$ 4,463	100%	0%	25 years	15-Oct-04
Zinkgruvan	Lundin	Sweden	$ 77,866	100%	0%	Life of Mine	8-Dec-04
Stratoni	Eldorado Gold 9	Greece	$ 57,500	100%	0%	Life of Mine	23-Apr-07
Minto	Capstone	Canada	$ 54,805	100%	100% 10	Life of Mine	20-Nov-08
Cozamin	Capstone	Mexico	$ 41,959	100%	0%	10 years	4-Apr-07
Neves-Corvo	Lundin	Portugal	$ 35,350	100%	0%	50 years	5-Jun-07
Aljustrel	I'M SGPS	Portugal	$ 2,451	100% 11	0%	50 years	5-Jun-07
Keno Hill	Alexco	Canada	$ 50,000	25%	0%	Life of Mine	2-Oct-08
Rosemont	Hudbay	United States	$ 230,000 12	100%	100%	Life of Mine	10-Feb-10
Loma de La Plata	Pan American	Argentina	$ 43,289 13	12.5%	0%	Life of Mine	n/a 14
Constancia	Hudbay	Peru	$ 429,900	100%	50% 15	Life of Mine	8-Aug-12
Early Deposit
Toroparu	Sandspring	Guyana	$ 153,500 16	50%	10% 16	Life of Mine	11-Nov-13

1)	Expressed in United States dollars, rounded to the nearest thousand; excludes closing costs and capitalized interest, where applicable.
2)
Until August 6, 2014, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp. Beginning August 6, 2014, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.

3)
To a maximum of 4.75 million ounces per annum. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.

4)
Silver Wheaton is entitled to acquire 100% of the life of mine gold production from Hudbay’s 777 mine until Hudbay’s Constancia project satisfies a completion test, or the end of 2016, whichever is later. At that point, Silver Wheaton’s share of gold production from 777 will be reduced to 50% for the life of the mine.

5)
Does not include the contingent payment related to the Salobo mine expansion. Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

6)	Comprised of a $570 million upfront cash payment plus warrants to purchase 10 million shares of Silver Wheaton common stock at a strike price of $65, with a term of 10 years.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	95% owned by Eldorado Gold Corporation.
10)	The Company is entitled to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
11)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
12)
The upfront consideration is currently reflected as a contingent obligation, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

13)
Comprised of $10.9 million allocated to the silver interest upon the Company’s acquisition of Silverstone Resources Corp. in addition to a contingent liability of $32.4 million, payable upon the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

14)	Definitive terms of the agreement to be finalized.
15)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
16)
Comprised of $13.5 million paid to date, $2.0 million to be paid in four equal installments over the course of 2015, subject to the satisfaction of certain conditions, and $138.0 million to be payable on an installment basis to partially fund construction of the mine. During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

1
Statements made in this section contain forward-looking information including the timing and amount of estimated future production and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [4]

San Dimas

On October 15, 2004, the Company entered into an agreement with Goldcorp Inc. (“Goldcorp”) to acquire an amount equal to 100% of the silver produced by Goldcorp’s Luismin mining operations in Mexico (owned at the date of the transaction) for a period of 25 years. The Luismin mining operations consisted primarily of the San Dimas and the Los Filos mines.

On August 6, 2010, Goldcorp completed the sale of the San Dimas mine to Primero Mining Corp. (“Primero”). In conjunction with the sale, Silver Wheaton amended its silver purchase agreement relating to the mine. The term of the agreement, as it relates to San Dimas, was extended to the life of mine. During the first four years following the closing of the transaction, Primero delivered to Silver Wheaton a per annum amount equal to the first 3.5 million ounces of payable silver produced at San Dimas and 50% of any excess, plus Silver Wheaton received an additional 1.5 million ounces of silver per annum which was delivered by Goldcorp. Beginning on August 6, 2014, which was the fourth anniversary of the closing, Primero will deliver a per annum amount to Silver Wheaton equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess. Goldcorp will continue to guarantee the delivery by Primero of all silver produced and owing to the Company until 2029. Primero has provided Silver Wheaton with a right of first refusal on any metal stream or similar transaction it enters into.

As at March 31, 2015, approximately 0.3 million ounces of cumulative payable silver ounces have been produced at San Dimas but not yet delivered to the Company, representing an increase of 0.1 million payable silver ounces during the three month period ended March 31, 2015.1

As at March 31, 2015, the Company has received approximately 64.9 million ounces of silver related to San Dimas under the agreement, generating cumulative operating cash flows of approximately $913 million. As at December 31, 2014, the San Dimas mine had proven and probable silver reserves of 50.5 million ounces, measured and indicated silver resources of 6.4 million ounces and inferred silver resources of 61.3 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Yauliyacu

On March 23, 2006, the Company entered into an agreement with Glencore International AG (“Glencore”) to acquire an amount equal to 100% of the silver produced from Glencore’s Yauliyacu mining operations in Peru, up to a maximum of 4.75 million ounces per year, for a period of 20 years. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces. During the term of the agreement, Silver Wheaton has a right of first refusal on any future sales of silver streams from the Yauliyacu mine and a right of first offer on future sales of silver streams from any other mine owned by Glencore at the time of the initial transaction.

Since mid-2009, concentrate shipments from the Yauliyacu mine have been affected by the shut-down of La Oroya smelter in Peru, resulting in an inconsistent delivery schedule. As at March 31, 2015, approximately 1.0 million ounces of cumulative payable silver ounces have been produced at Yauliyacu but not yet delivered to the Company, representing an increase of 0.2 million payable silver ounces during the three month period ended March 31, 2015.1

As at March 31, 2015, the Company has received approximately 23.0 million ounces of silver related to the Yauliyacu mine under the agreement, generating cumulative operating cash flows of approximately $348 million. As at December 31, 2014, the Company’s share of the Yauliyacu proven and probable silver reserves was 15.0 million ounces, measured and indicated silver resources was 45.5 million ounces and inferred silver resources was 28.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Peñasquito

On July 24, 2007, the Company entered into an agreement with Goldcorp to acquire an amount equal to 25% of the silver produced from Goldcorp’s Peñasquito mining operations (the “Peñasquito mine”) in Mexico for the life of mine.

As disclosed by Goldcorp in their first quarter 2015 MD&A, construction on the Northern Well Field (“NWF”) progressed during the first quarter of 2015 with completion of bulk earthworks, and the installation of the electrical and mechanical equipment at the substation and pump house commenced. Goldcorp stated that negotiations are ongoing to secure surface rights to complete the final connection of the pipeline and further delays in obtaining surface access rights have the potential to delay the overall completion of the pipeline. Goldcorp also stated that they continue to pursue an equitable resolution and evaluate mitigation strategies, and that contingency plans remain in place for a fresh water supply to Peñasquito until the NWF is fully operational.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 FIRST QUARTER REPORT [5]

Goldcorp has also reported that in the first quarter of 2015, Peñasquito commenced a feasibility study on the Metallurgical Enhancement Project (“MEP”) which is the combined study to assess the feasibility of the Concentrate Enrichment Project (“CEP”) and Pyrite Leach Peñasquito sulphide plant. The study will assess the potential for producing saleable copper concentrate (CEP) and the viability of leaching a pyrite concentrate from the zinc flotation tailings (Pyrite Leach). Successful implementation of one or both of these new process improvements has the potential to improve the overall economics and life of mine of Peñasquito,  Goldcorp states that the feasibility study is expected to be complete in early 2016.

Goldcorp’s MD&A also reported that during the first quarter of 2015, metallurgical testing was performed on material at the copper-gold skarn from previously drilled holes in the 7,000 metres exploration program. No further drilling was undertaken in the first quarter. The objective of this program is to drill 100 metre spaced holes to continue confirming the consistency of the skarn with gold and copper mineralization. This deposit is deep and adjacent between the diatremes of Peñasco and Brecha Azul.

As at March 31, 2015, approximately 0.6 million ounces of cumulative payable silver ounces have been produced at Peñasquito but not yet delivered to the Company, representing a decrease of 0.3 million payable silver ounces during the three month period ended March 31, 2015.1

As at March 31, 2015, the Company has received approximately 28.0 million ounces of silver related to the Peñasquito mine under the agreement, generating cumulative operating cash flows of approximately $582 million. As at December 31, 2014, the Company’s 25% share of the Peñasquito proven and probable silver reserves was 152.8 million ounces, measured and indicated silver resources was 108.5 million ounces and inferred silver resources was 5.4 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Barrick

On September 8, 2009, the Company entered into an agreement with Barrick to acquire an amount equal to 25% of the life of mine silver production from its Pascua-Lama project which is located in Chile and Argentina, as well as 100% of the silver production from its Lagunas Norte mine and Pierina mine, which are both located in Peru, and its Veladero2 mine which is located in Argentina (collectively referred to as the “Barrick mines”) until the end of 2013.

During the fourth quarter of 2013, Barrick announced the temporary suspension of construction activities at its Pascua-Lama project, other than those required for environmental and regulatory compliance. During 2014, the project was placed on care and maintenance.

As a result of Barrick’s decision to temporarily suspend construction activities at the Pascua-Lama project, and the various amendments to the precious metal purchase agreement between Silver Wheaton and Barrick, Silver Wheaton is now entitled to 100% of the silver production from Barrick’s Lagunas Norte mine, Pierina mine (now in closure) and Veladero mine until the earlier of April 1, 2018 and the date Barrick satisfies the completion test. In addition, Silver Wheaton has agreed to extend the completion test deadline an additional 4 ½ years to June 30, 2020. If the requirements of the completion test have not been satisfied by the revised outside completion date, the agreement may be terminated by Silver Wheaton. In such an event, Silver Wheaton will be entitled to the return of $625 million less a credit for silver delivered up to that date. Barrick has also granted Silver Wheaton a five year right of first refusal on any further metal stream sales in connection with the Pascua-Lama project, where more than 50% of the value is derived from silver. In 2013, Barrick initiated the closure of its Pierina mine.

As at March 31, 2015, approximately 0.1 million ounces of cumulative payable silver ounces have been produced at the Barrick mines but not yet delivered to the Company, virtually unchanged from the balance at December 31, 2014.1

As at March 31, 2015, the Company has received approximately 13.4 million ounces of silver related to the Barrick mines under the agreement, generating cumulative operating cash flows of approximately $292 million. As at December 31, 2013, the Company’s 25% share of the Pascua-Lama proven and probable silver reserves was 168.7 million ounces, measured and indicated silver resources was 28.7 million ounces and inferred silver resources was 3.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A). In addition, as at December 31, 2014, the Company’s estimated share of the proven and probable silver reserves contained in the Lagunas Norte and Veladero mines is 55.4 million ounces.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.

SILVER WHEATON 2015 FIRST QUARTER REPORT [6]

Update on Matters Relating to Project Development

i.	Pascua-Lama SMA Regulatory Sanctions

As per Barrick’s first quarter 2015 MD&A, on April 22, 2015, Compañía Minera Nevada ("CMN"), Barrick’s Chilean subsidiary that holds the Chilean portion of the Pascua-Lama project (the “Project”), was notified that Chile’s environmental regulator has initiated a new administrative proceeding for alleged deviations from certain requirements of the Project’s environmental approval, including with respect to the Project’s environmental impact and a series of monitoring requirements. Barrick states that CMN is evaluating the allegations and preparing its response.

ii.	Pascua-Lama Chilean Environmental Court Ruling

As per Barrick’s first quarter 2015 financial statements, on March 23, 2015, the Environmental Court ruled in favor of CMN in this matter, finding that the Pascua-Lama project has not damaged glaciers in the Project area. Barrick states that the plaintiffs may appeal the Environmental Court’s decision to the Chilean Supreme Court.

777

On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver and gold production from its currently producing 777 mine, located in Canada. Silver Wheaton’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from 777. The silver production, sales and related costs associated with this agreement are reflected in this MD&A and financial statements as part of Other mines.

As at March 31, 2015, approximately 0.5 million ounces of cumulative payable silver equivalent ounces (including approximately 6,500 ounces of gold) have been produced at 777 but not yet delivered to the Company, representing an increase of 0.4 million payable silver equivalent ounces during the three month period ended March 31, 2015.1

As at March 31, 2015, the Company has received approximately 1.4 million ounces of silver and 144,000 ounces of gold related to the 777 mine under the agreement, generating cumulative operating cash flows of approximately $138 million. As at December 31, 2014, the Company's share of 777's proven and probable reserves was 6.3 million ounces of silver and 310,000 ounces of gold, measured and indicated resources was 0.6 million ounces of silver and 20,000 ounces of gold and inferred resources was 0.8 million ounces of silver and 20,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil.

On March 2, 2015, the Company agreed to amend the agreement with Vale to acquire from Vale an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo mineral processing facility from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to the agreement in 2013.

Under the amended agreement, on March 24, 2015 the Company paid Vale cash consideration of $900 million for the increased gold stream. In addition, the Company is required to make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing as of January 1, 2017) for the full 50% of gold production or the prevailing market price per ounce of gold delivered. The additional 25% life of mine production that is processed from and after January 1, 2015 will accrue retroactively to the Company. The terms of the existing gold stream on the Salobo mine were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 FIRST QUARTER REPORT [7]

As reported by Vale, Vale is in the process of ramping up mill throughput at the Salobo mine from 12 million tonnes per annum (“Mtpa”) to 24 Mtpa, with the potential to further increase throughput beyond 24 Mtpa. Under the terms of the amended agreement, if the expansion to 24 Mtpa is not completed by December 31, 2016, the Company continues to be entitled to a gross up (a temporary increased percentage of gold production) based on the pro rata achievement of the target production. Extensive mineral reserves and exploration potential suggest that an even greater throughput expansion potential exists. If throughput capacity is expanded within a predetermined period, the Company will be required to make an additional payment to Vale, relative to the 50% stream, based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, to up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018. There will be no additional deposit due if the expansion does not occur until after January 1, 2036. Any future further increase in mill throughput at the Salobo mine is expected to allow the Company to enhance its production growth profile and benefit from any future exploration successes at the Salobo mine.

As at March 31, 2015, approximately 1.5 million ounces of cumulative payable silver equivalent ounces (approximately 20,900 ounces of gold) have been produced at Salobo but not yet delivered to the Company, representing an increase of 1.1 million payable silver equivalent ounces during the three month period ended March 31, 2015.1

As of March 31, 2015, the Company has received approximately 70,700 ounces of gold related to the Salobo mine under the agreement, generating cumulative operating cash flows of approximately $61 million. As at December 31, 2014, the Company's 50% share of the Salobo proven and probable gold reserves was 6.7 million ounces, measured and indicated gold resources was 1.5 million ounces and inferred gold resources was 0.7 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Sudbury

On February 28, 2013, the Company entered into an agreement to acquire from Vale an amount of gold equal to 70% of the gold production from certain of its currently producing Sudbury mines located in Canada, including the Coleman mine, Copper Cliff mine, Garson mine, Stobie mine, Creighton mine, Totten mine and the Victor project (the “Sudbury mines”) for a period of 20 years.

As at March 31, 2015, approximately 1.1 million ounces of cumulative payable silver equivalent ounces (approximately 16,000 ounces of gold) have been produced at Sudbury but not yet delivered to the Company, virtually unchanged from the balance at December 31, 2014.1

As of March 31, 2015, the Company has received approximately 55,800 ounces of gold related to the Sudbury mines under the agreement, generating cumulative operating cash flows of approximately $49 million. As at December 31, 2014, the Company's 70% share of the Sudbury mines proven and probable gold reserves was 680,000 ounces, measured and indicated gold resources was 320,000 ounces and inferred gold resources was 120,000 ounces (as described in the Attributable Reserves and Resources section of this MD&A).

Other

Other silver and gold interests consist of the following:

i.
As part of the agreement with Goldcorp to acquire silver from the Luismin mining operations, on October 15, 2004, the Company entered into an agreement with Goldcorp to acquire 100% of the silver production from its Los Filos mine in Mexico for a period of 25 years, commencing October 15, 2004. In addition, pursuant to Goldcorp’s sale of the San Dimas mine, Goldcorp delivered to Silver Wheaton 1.5 million ounces of silver per year until August 6, 2014, which is reflected in this MD&A and financial statements as part of the silver production and sales relating to San Dimas;

ii.
On December 8, 2004, the Company entered into an agreement with Lundin Mining Corporation (“Lundin”) to acquire 100% of the silver produced by Lundin’s Zinkgruvan mining operations in Sweden for the life of mine;

iii.
On April 23, 2007, the Company entered into an agreement with European Goldfields Limited, which was acquired by Eldorado Gold Corporation (“Eldorado Gold”) on February 24, 2012, to acquire 100% of the life of mine silver production from its 95% owned Stratoni mine in Greece;

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.

SILVER WHEATON 2015 FIRST QUARTER REPORT [8]

iv.
On October 2, 2008, the Company entered into an agreement with Alexco Resource Corp. (“Alexco”) to acquire an amount equal to 25% of the life of mine silver production from its Keno Hill silver district in Canada, including the Bellekeno mine (see additional discussion below);

v.
On May 21, 2009, the Company completed the acquisition of Silverstone Resources Corp. (the “Silverstone Acquisition”). As part of the Silverstone Acquisition, the Company acquired a precious metal purchase agreement with Capstone Mining Corp. (“Capstone”) to acquire 100% of the silver and gold produced (subject to certain thresholds) from Capstone’s Minto mine in Canada for the life of mine. The Company is entitled to acquire 100% of all the silver produced and 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter;

vi.
As part of the Silverstone Acquisition, the Company acquired a silver purchase agreement with Capstone to acquire 100% of the silver produced from Capstone’s Cozamin mine in Mexico for a period of 10 years, commencing on April 4, 2007;

vii.
As part of the Silverstone Acquisition, the Company acquired an agreement with Lundin to acquire 100% of the silver production from its Neves-Corvo mine in Portugal for a period of 50 years, commencing June 5, 2007;

viii.
As part of the Silverstone Acquisition, the Company acquired an agreement with I’M SGPS to acquire 100% of the silver production from its Aljustrel mine in Portugal for a period of 50 years, commencing June 5, 2007. As part of an agreement with I'M SGPS dated July 16, 2014, Silver Wheaton agreed to limit its rights to only silver contained in concentrates containing less than 15% copper;

ix.
As part of the Silverstone Acquisition, the Company acquired an agreement with Aquiline Resources Inc., which was acquired by Pan American Silver Corp. (“Pan American”) on December 22, 2009, to acquire an amount equal to 12.5% of the life of mine silver production from the Loma de La Plata zone of the Navidad project in Argentina, the definitive terms of which are to be finalized. The Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction;

x.
On February 10, 2010, the Company entered into an agreement with Augusta Resource Corporation, which was acquired by Hudbay on July 16, 2014, to acquire an amount equal to 100% of the life of mine silver and gold production from the Rosemont Copper project (“Rosemont”) in the United States. The Company is committed to pay Hudbay total upfront cash payments of $230 million, payable on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine; and

xi.
On August 8, 2012, the Company entered into an agreement with Hudbay to acquire an amount equal to 100% of the life of mine silver production from the Constancia project (“Constancia”) in Peru. On November 4, 2013, the Company amended its agreement with Hudbay to include the acquisition of an amount equal to 50%1 of the life of mine gold production from Constancia. If the Constancia processing plant fails to achieve at least 90% of expected throughput and silver recovery by December 31, 2016, Silver Wheaton would be entitled to continued delivery of 100% of the gold production from Hudbay’s 777 mine. If the completion test has not been satisfied by December 31, 2020, Silver Wheaton would be entitled to a proportionate return of the upfront cash consideration relating to Constancia. In addition, Silver Wheaton would be entitled to additional compensation in respect of the gold stream should there be a delay in achieving completion or mining the Pampacancha deposit beyond the end of 2018. Hudbay has granted Silver Wheaton a right of first refusal on any future streaming agreement, royalty agreement, or similar transaction related to the production of silver or gold from Constancia (see additional discussion below).

Keno Hill

In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

1	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.

SILVER WHEATON 2015 FIRST QUARTER REPORT [9]

Constancia

As disclosed in Hudbay’s first quarter 2015 MD&A, the Constancia mine achieved commercial production on April 30, 2015. Hudbay reported that ocean shipments began in April 2015 and that the mine and concentrator are currently operating at or above design capacity.  According to Hudbay, the plant is performing as designed and throughput has occasionally exceeded design due to favourable ore characteristics, with peaks of over 90,000 tonnes per day. Hudbay has indicated that as at April 30, 2015, 42,575 tonnes of copper concentrate had been produced, of which approximately 20,500 tonnes had been shipped. Hudbay continues to expect the operation to achieve steady state design and feasibility level recoveries of copper in the fourth quarter of 2015.

General

As at March 31, 2015, approximately 1.6 million ounces of cumulative payable silver equivalent ounces (including approximately 7,100 ounces of gold) have been produced at the Other mines but not yet delivered to the Company, representing an increase of 0.2 million payable silver equivalent ounces during the three month period ended March 31, 2015.1

As at March 31, 2015, the Company has received approximately 41.4 million ounces of silver and 122,000 ounces of gold under these agreements, generating cumulative operating cash flows of approximately $878 million.

As at December 31, 20142, unless otherwise noted, these other silver and gold interests had proven and probable reserves of 299.6 million ounces of silver and 740,000 ounces of gold, measured and indicated resources of 368.2 million ounces of silver and 670,000 ounces of gold and inferred resources of 164.5 million ounces of silver and 260,000 ounces of gold (as described in the Attributable Reserves and Resources section of this MD&A).

Early Deposit Silver and Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project (“Toroparu”) located in the Republic of Guyana, South America. Under the Early Deposit Agreement, Silver Wheaton was to pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

On April 22, 2015, the Company amended its Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu. Silver Wheaton will make a total upfront cash payment of $5.0 million in connection with this amendment, of which $2.0 million will be paid in four equal installments over the course of 2015, subject to the satisfaction of certain conditions, with the remainder to be payable on an installment basis to partially fund construction of the mine. In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of production) or the prevailing market price per ounce of silver delivered. As a result of the addition of the silver stream to the Early Deposit Agreement, Silver Wheaton will now pay Sandspring total consideration of $153.5 million.

Under the amended Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Feasibility Documentation”) was extended to December 31, 2016. There will be a 60 day period following the delivery of a Feasibility Documentation, or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Early Deposit Agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

As at March 31, 2013, the Company's 10% share of the Toroparu proven and probable gold reserves was 410,000 ounces, measured and indicated gold resources was 240,000 ounces and inferred gold resources was 310,000 ounces. In addition, as at September 1, 2014, the Company's 50% share of the Toroparu measured and indicated silver resources was 3.1 million ounces and inferred silver resources was 0.2 million ounces (as described in the Attributable Reserves and Resources section of this MD&A).

1	Payable silver equivalent ounces produced but not yet delivered are based on management estimates, and may be updated in future periods as additional information is received.
2	Mineral reserves and mineral resources are reported as of December 31, 2014, other than as disclosed in footnote 6 to the Attributable Reserves and Resources tables on page 30 of this MD&A.

SILVER WHEATON 2015 FIRST QUARTER REPORT [10]

Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

Long-Term Investments

The Company will, from time to time, invest in securities of publicly listed mining companies for strategic purposes. The Company held the following investments as at March 31, 2015:

	Mar 31, 2015	Three Months Ended Mar 31, 2015	Dec 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Fair Value
Bear Creek	$ 12,236	$ (4,000)	$ 16,236
Revett	2,459	(1,414)	3,873
Other	10,462	(2,302)	12,763
Total common shares held	$ 25,157	$ (7,716)	$ 32,872

	Mar 31, 2014	Three Months Ended Mar 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI
Bear Creek	$ 22,201	$ 3,993
Revett	4,256	430
Other	22,488	3,721
Total common shares held	$ 48,945	$ 8,144

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2015 FIRST QUARTER REPORT [11]

Summary of Ounces Produced and Sold

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Silver ounces produced 2
San Dimas 3	1,928	1,744	1,290	1,118	1,608	1,979	1,660	1,160
Yauliyacu	576	687	875	658	718	687	639	668
Peñasquito	1,447	1,582	1,630	2,054	2,052	2,047	1,636	1,440
Barrick 4	640	690	397	299	301	423	465	556
Other 5	1,751	1,701	1,903	2,182	2,185	2,119	2,450	2,586
Total silver ounces produced	6,342	6,404	6,095	6,311	6,864	7,255	6,850	6,410
Gold ounces produced 2
777	12,081	9,669	12,105	11,611	12,785	14,134	18,259	16,986
Sudbury 6	10,112	9,924	12,196	7,473	6,426	7,060	7,341	8,840
Salobo	27,185	12,253	10,415	8,486	8,903	10,067	8,061	6,342
Other 7	5,728	3,435	6,959	5,185	5,749	9,530	2,894	4,226
Total gold ounces produced	55,106	35,281	41,675	32,755	33,863	40,791	36,555	36,394
Silver equivalent ounces of gold produced 8	4,029	2,615	2,786	2,144	2,121	2,476	2,237	2,269
Silver equivalent ounces produced 8	10,371	9,019	8,881	8,455	8,985	9,731	9,087	8,679
Silver equivalent ounces produced - as originally reported 2, 8	n.a.	8,964	8,447	8,365	8,977	9,723	8,948	8,615
Increase (Decrease) 2	n.a.	55	434	90	8	8	139	64
Silver ounces sold
San Dimas 3	1,901	1,555	1,295	1,194	1,529	2,071	1,560	1,194
Yauliyacu	320	761	1,373	111	1,097	674	13	559
Peñasquito	1,573	1,640	1,662	1,958	1,840	1,412	1,388	1,058
Barrick 4	648	671	377	291	361	397	447	560
Other 5	1,223	1,106	1,592	1,673	1,398	1,510	2,257	1,771
Total silver ounces sold	5,665	5,733	6,299	5,227	6,225	6,064	5,665	5,142
Gold ounces sold
777	6,629	8,718	15,287	13,599	6,294	15,889	16,972	23,483
Sudbury 6	8,033	11,251	5,566	6,718	6,878	6,551	6,534	4,184
Salobo	9,794	14,270	7,180	11,902	10,560	6,944	6,490	2,793
Other 7	3,943	3,665	8,685	2,559	6,390	1,840	5,287	3,409
Total gold ounces sold	28,399	37,904	36,718	34,778	30,122	31,224	35,283	33,869
Silver equivalent ounces of gold sold 8	2,058	2,808	2,441	2,267	1,891	1,909	2,163	2,097
Silver equivalent ounces sold 8	7,723	8,541	8,740	7,494	8,116	7,973	7,828	7,239
Gold / silver ratio 8	72.5	74.1	66.5	65.2	62.8	61.1	61.3	61.9
Cumulative payable silver equivalent ounces produced but not yet delivered 9	6,485	4,893	5,147	5,996	6,042	5,997	5,283	4,736

1)	All figures in thousands except gold ounces produced and sold.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)
The ounces produced and sold include ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

4)	Comprised of the Lagunas Norte, Pierina and Veladero silver interests.
5)
Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel and Constancia silver interests in addition to the previously owned Campo Morado and Mineral Park silver interests.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests.
7)	Comprised of the Minto and Constancia gold interests.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

9)	Payable silver equivalent ounces produced but not yet delivered are based on management estimates. These figures may be updated in future periods as additional information is received.

SILVER WHEATON 2015 FIRST QUARTER REPORT [12]

Quarterly Financial Review

	2015	2014				2013
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Total silver ounces sold (000's)	5,665	5,733	6,299	5,227	6,225	6,064	5,665	5,142
Average realized silver price¹	$16.95	$16.46	$18.98	$19.81	$20.36	$21.03	$21.22	$23.12
Silver sales (000's)	$96,012	$94,395	$119,535	$103,540	$126,744	$127,549	$120,255	$118,885
Total gold ounces sold	28,399	37,904	36,718	34,778	30,122	31,224	35,283	33,869
Average realized gold price¹	$1,214	$1,213	$1,261	$1,295	$1,283	$1,277	$1,308	$1,417
Gold sales (000's)	$34,492	$45,980	$46,317	$45,030	$38,635	$39,867	$46,150	$48,005
Total silver equivalent ounces sold (000's) 2	7,723	8,541	8,740	7,494	8,116	7,973	7,828	7,239
Average realized silver equivalent price 1, 2	$16.90	$16.43	$18.98	$19.83	$20.38	$21.00	$21.26	$23.05
Total sales (000's)	$130,504	$140,375	$165,852	$148,570	$165,379	$167,416	$166,405	$166,890
Average cash cost, silver 1, 3	$4.14	$4.13	$4.16	$4.15	$4.12	$4.14	$4.13	$4.14
Average cash cost, gold 1, 3	$388	$391	$378	$393	$381	$394	$386	$391
Average cash cost, silver equivalent 1, 2, 3	$4.46	$4.51	$4.59	$4.72	$4.57	$4.70	$4.73	$4.77
Net earnings (000's)	$49,419	$52,030	$4,496	$63,492	$79,809	$93,900	$77,057	$71,117
Add back - impairment loss	-	-	68,151	-	-	-	-	-
Adjusted net earnings 4 (000's)	$49,419	$52,030	$72,647	$63,492	$79,809	$93,900	$77,057	$71,117
Earnings per share
Basic	$0.13	$0.14	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20
Diluted	$0.13	$0.14	$0.01	$0.18	$0.22	$0.26	$0.22	$0.20
Adjusted earnings per share 4
Basic	$0.13	$0.14	$0.20	$0.18	$0.22	$0.26	$0.22	$0.20
Diluted	$0.13	$0.14	$0.20	$0.18	$0.22	$0.26	$0.22	$0.20
Cash flow from operations (000's)	$89,131	$94,120	$120,379	$102,543	$114,832	$124,591	$118,672	$125,258
Cash flow from operations per share 5
Basic	$0.24	$0.26	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35
Diluted	$0.24	$0.26	$0.34	$0.29	$0.32	$0.35	$0.33	$0.35
Dividends
Dividends declared (000's)	$20,198 6	$21,861	$21,484	$25,035	$25,019 7	$32,165	$35,629	$42,573
Dividends declared per share	$0.05	$0.06	$0.06	$0.07	$0.07	$0.09	$0.10	$0.12
Total assets (000's)	$5,268,074	$4,647,763	$4,618,131	$4,521,595	$4,476,865	$4,389,844	$4,398,445	$4,396,012
Total liabilities (000's)	$840,578	$1,019,027	$1,017,815	$1,021,391	$1,045,190	$1,023,298	$1,078,137	$1,178,859
Total shareholders' equity (000's)	$4,427,496	$3,628,736	$3,600,316	$3,500,204	$3,431,675	$3,366,546	$3,320,308	$3,217,153

1)	Expressed as United States dollars per ounce.
2)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

3)	Refer to discussion on non-IFRS measure (iii) on page 19 of this MD&A.
4)	Refer to discussion on non-IFRS measure (i) on page 18 of this MD&A
5)	Refer to discussion on non-IFRS measure (ii) on page 18 of this MD&A.
6)	On March 18, 2015, the Company declared dividends of $0.05 per common share for total dividends of $20.2 million, which was paid on April 14, 2015.
7)	On March 20, 2014, the Company declared dividends of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.

Changes in sales, net earnings and cash flow from operations from quarter to quarter are affected primarily by fluctuations in production at the mines, the timing of shipments, changes in the price of silver or gold, the commencement of operations of mines under construction, as well as acquisitions of precious metal purchase agreements and any related capital raising activities.

SILVER WHEATON 2015 FIRST QUARTER REPORT [13]

Results of Operations and Operational Review

The Company currently has nine reportable operating segments: the silver produced by the San Dimas, Yauliyacu, Peñasquito and Barrick mines, the gold produced by the 777, Sudbury and Salobo mines, the silver and gold produced by the Other mines and corporate operations.

Three Months Ended March 31, 2015
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas	1,928	1,901	$32,054	$16.86	$4.20	$0.88	$22,398	$24,069	$151,280
Yauliyacu	576	320	5,289	16.53	4.16	6.43	1,899	3,958	185,419
Peñasquito	1,447	1,573	27,010	17.17	4.07	2.85	16,128	20,607	446,667
Barrick 4	640	648	10,877	16.79	3.90	3.24	6,253	8,350	605,783
Other 5	1,751	1,223	20,782	16.99	4.26	3.83	10,886	15,984	555,058
	6,342	5,665	$96,012	$16.95	$4.14	$2.65	$57,564	$72,968	$1,944,207
Gold
777	12,081	6,629	$7,929	$1,196	$400	$823	$(176)	$5,643	$238,459
Sudbury 6	10,112	8,033	9,682	1,205	400	841	(291)	6,053	577,103
Salobo	27,185	9,794	12,096	1,235	400	420	4,067	8,178	2,198,143
Other 7	5,728	3,943	4,785	1,213	311	184	2,831	3,450	160,914
	55,106	28,399	$34,492	$1,214	$388	$600	$6,431	$23,324	$3,174,619
Silver equivalent 8	10,371	7,723	$130,504	$16.90	$4.46	$4.15	$63,995	$96,292	$5,118,826
Corporate
General and administrative							$(8,170)
Other							(6,406)
Total corporate							$(14,576)	$(7,161)	$149,248
	10,371	7,723	$130,504	$16.90	$4.46	$4.15	$49,419	$89,131	$5,268,074

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 19 of this MD&A.
4)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
5)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Constancia silver interests in addition to the non-operating Keno Hill, Rosemont, Aljustrel and Loma de La Plata silver interests.

6)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
7)	Comprised of the operating Minto and Constancia gold interests in addition to the non-operating Rosemont gold interest.
8)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2015 FIRST QUARTER REPORT [14]

Three Months Ended March 31, 2014
	Ounces Produced²	Ounces Sold	Sales	Average Realized Price ($'s Per Ounce)	Average Cash Cost ($'s Per Ounce)3	Average Depletion ($'s Per Ounce)	Net Earnings	Cash Flow From Operations	Total Assets
Silver
San Dimas 4	1,608	1,529	$31,608	$20.67	$4.17	$0.81	$23,986	$25,232	$156,246
Yauliyacu	718	1,097	22,166	20.21	4.12	5.92	11,147	17,646	200,778
Peñasquito	2,052	1,840	37,562	20.42	4.05	2.98	24,632	30,111	466,810
Barrick 5	301	361	7,407	20.53	3.90	3.26	4,823	6,765	602,315
Other 6	2,185	1,398	28,001	20.02	4.19	3.99	16,551	23,288	670,088
	6,864	6,225	$126,744	$20.36	$4.12	$3.21	$81,139	$103,042	$2,096,237
Gold
777	12,785	6,294	$8,039	$1,277	$400	$823	$344	$5,522	$274,848
Sudbury 7	6,426	6,878	8,812	1,281	400	841	273	6,060	603,666
Salobo	8,903	10,560	13,479	1,276	400	462	4,378	9,255	1,317,606
Other 8	5,749	6,390	8,305	1,300	309	124	5,536	5,886	27,691
	33,863	30,122	$38,635	$1,283	$381	$552	$10,531	$26,723	$2,223,811
Silver equivalent 9	8,985	8,116	$165,379	$20.38	$4.57	$4.51	$91,670	$129,765	$4,320,048
Corporate
General and administrative							$(10,110)
Other							(1,751)
Total corporate							$(11,861)	$(14,933)	$156,817
	8,985	8,116	$165,379	$20.38	$4.57	$4.51	$79,809	$114,832	$4,476,865

1)	All figures in thousands except gold ounces produced and sold and per ounce amounts.
2)
Ounces produced represent the quantity of silver and gold contained in concentrate or doré prior to smelting or refining deductions. Production figures are based on information provided by the operators of the mining operations to which the silver or gold interests relate or management estimates in those situations where other information is not available. Certain production figures may be updated in future periods as additional information is received.

3)	Refer to discussion on non-IFRS measure (iii) on page 19 of this MD&A.
4)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

5)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
6)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests, the non-operating Rosemont, Loma de La Plata and Constancia silver interests; and the previously owned Campo Morado and Mineral Park silver interests.

7)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
8)	Comprised of the operating Minto gold interest in addition to the non-operating Rosemont and Constancia gold interests.
9)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

For the three months ended March 31, 2015, attributable silver equivalent production was 10.4 million ounces (6.3 million ounces of silver and 55,100 ounces of gold), compared with 9.0 million ounces (6.9 million ounces of silver and 33,900 ounces of gold) for the comparable period in 2014, with the 1.4 million ounce increase being primarily attributable to the following factors:

•
1.5 million silver equivalent ounce (264%) increase related to gold production at the Salobo mine (18,300 gold ounces), primarily due to higher throughput as a result of the continuing ramp up of the first 12 Mtpa line, the commissioning of the second 12 Mtpa line which commenced late in the second quarter of 2014, and the acquisition of an additional 25% gold interest in the Salobo mine as explained in the Silver and Gold interest section of this MD&A, partially offset by lower grades;

•	339,000 ounce (112%) increase related to the Barrick mines, due primarily to higher grades at Veladero;

•	321,000 silver equivalent ounce (80%) increase related to gold production at the Sudbury mines (3,700 gold ounces), primarily due to higher grades; and

•
320,000 ounce (20%) increase related to the San Dimas mine, due to a combination of (i) the annual sharing threshold increasing from 3.5 million ounces to 6.0 million ounces per year, effective August 6, 2014; and (ii) a 30% increase in mill throughput, partially offset by the cessation of Goldcorp's 4 year obligation to deliver 1.5 million ounces of silver to the Company on August 6, 2014; partially offset by

SILVER WHEATON 2015 FIRST QUARTER REPORT [15]

•	605,000 ounce (29%) decrease related to the Peñasquito mine, due primarily to the mining of lower grade material; and

•
434,000 ounce (20%) decrease related to the Other mines, due primarily to the disposal of the Campo Morado silver interest, the cessation of silver deliveries from the Mineral Park mine and lower grades at the Cozamin mine;

For the three months ended March 31, 2015, net earnings and cash flow from operations were $49.4 million and $89.1 million, respectively, compared with $79.8 million and $114.8 million for the comparable period in 2014, with the $30.4 million decrease in net earnings being primarily attributable to the following factors:

•	$4.9 million decrease related to a 6% decrease in payable silver ounces produced; and

•	$6.9 million increase related to a 62% increase in payable gold ounces produced; and

•	$1.3 million increase related to the composition of mines from which silver is produced; and

•	$0.6 million decrease related to the composition of mines from which gold is produced; and

•	$8.2 million decrease as a result of the timing of shipments of stockpiled concentrate and doré, primarily attributable to the following factors:

i.	$6.7 million decrease relating to the Yauliyacu mine which continues to have an inconsistent delivery schedule as a result of the shut-down of the La Oroya smelter in Peru; and

ii.	$7.5 million decrease relating to the Salobo mine; partially offset by

iii.	$4.1 million increase relating to the Peñasquito mine; and

iv.	$2.9 million increase relating to the Other mines, primarily related to the Zinkgruvan mine; and

•	$22.2 million decrease due to a reduction in the operating margin per ounce, due primarily to a 17% decrease in the average realized selling price per silver equivalent ounce sold; and

•	$2.7 million decrease as a result of an increase in corporate costs as explained in the Corporate Costs section of this MD&A ($7.8 million increase from a cash flow perspective).

Corporate Costs
	Three Months Ended March 31
(in thousands)	2015	2014
General and administrative	$ 8,170	$ 10,110
Foreign exchange gain	(373)	(281)
Interest expense	1,500	1,108
Other expense	2,297	910
Income tax expense	2,982	14
Total corporate costs	$ 14,576	$ 11,861

SILVER WHEATON 2015 FIRST QUARTER REPORT [16]

General and Administrative

	Three Months Ended March 31
(in thousands)	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs	$ 2,968	$ 3,424
PSUs	886	1,045
Total salaries and benefits	$ 3,854	$ 4,469
Depreciation	96	67
Charitable donations	646	646
Other	1,652	2,746
Cash settled general and administrative	$ 6,248	$ 7,928
Equity settled stock based compensation (a non-cash expense)	1,922	2,182
Total general and administrative	$ 8,170	$ 10,110

For the three months ended March 31, 2015, general and administrative expense decreased by $1.9 million relative to the comparable period in the previous year, with the decrease being due in part to lower employee compensations costs due primarily to the weakening of the Canadian dollar relative to the US dollar.

Other Expense (Income)

	Three Months Ended March 31
(in thousands)	2015	2014
Dividend income	$ (57)	$ (57)
Interest income	(75)	(28)
Stand-by fees	787	715
Amortization of credit facility origination fees - undrawn facilities	248	251
Write off of debt issue costs upon the repayment of the NRT Loan	1,315	-
Other	79	29
Total other expense	$ 2,297	$ 910

For the three months ended March 31, 2015, other expense increased by $1.4 million relative to the comparable period in the previous year, with the increase being primarily the result of expensing the remaining unamortized upfront debt issue costs of $1.3 million associated with the repayment of the Company’s non-revolving term loan as more fully explained in Note 13 to the financial statements.

Interest Costs

During the three months ended March 31, 2015, the Company incurred interest costs of $4.1 million at an effective interest rate of 1.80%, of which $2.6 million has been capitalized in relation to the Barrick silver interest. During the three months ended March 31, 2014, the Company incurred interest costs of $4.2 million at an effective interest rate of 1.70%, of which $3.1 million was capitalized in relation to the Barrick and Constancia silver interests, with the remainder being expensed.

SILVER WHEATON 2015 FIRST QUARTER REPORT [17]

Income Tax Expense

	Three Months Ended March 31
(in thousands)	2015	2014
Current income tax expense related to foreign jurisdictions	$ 46	$ 54
Deferred income tax expense (recovery) related to:
Origination and reversal of temporary differences	$ (317)	$ (40)
Write down of previously recognized temporary differences	3,253	-
Total deferred income tax expense (recovery)	$ 2,936	$ (40)
Total income tax expense	$ 2,982	$ 14

For the three months ended March 31, 2015, income tax expense increased by $3.0 million relative to the comparable period in the previous year. Income tax expense includes a deferred income tax recovery of $317,000 associated with income from Canadian operations. In addition, in Q1 2015, the Company reversed previously recognized deferred income tax assets through net earnings in the amount of $3.3 million as it was not considered probable that the deferred income tax assets in excess of deferred income tax liabilities would be recoverable. Offsetting the deferred income tax expense is a deferred income tax recovery of $3.7 million that has been recognized directly in equity relating to share issue costs.

Non-IFRS Measures

Silver Wheaton has included, throughout this document, certain non-IFRS performance measures, including (i) adjusted net earnings and adjusted net earnings per share; (ii) operating cash flow per share (basic and diluted); (iii) average cash costs of silver and gold on a per ounce basis and; (iv) cash operating margin.

i.
Adjusted net earnings and adjusted net earnings per share are calculated by removing the effects of the non-cash impairment charges. The Company believes that, in addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance.

ii.
Operating cash flow per share (basic and diluted) is calculated by dividing cash generated by operating activities by the weighted average number of shares outstanding (basic and diluted). The Company presents operating cash flow per share as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of operating cash flow per share (basic and diluted).

	Three Months Ended March 31
(in thousands, except for per share amounts)	2015	2014
Cash generated by operating activities	$89,131	$114,832
Divided by:
Basic weighted average number of shares outstanding	370,844	357,398
Diluted weighted average number of shares outstanding	371,115	357,940
Equals:
Operating cash flow per share - basic	$0.24	$0.32
Operating cash flow per share - diluted	$0.24	$0.32

SILVER WHEATON 2015 FIRST QUARTER REPORT [18]

iii.
Average cash cost of silver and gold on a per ounce basis is calculated by dividing the total cost of sales, less depletion, by the ounces sold. In the precious metals mining industry, this is a common performance measure but does not have any standardized meaning. In addition to conventional measures prepared in accordance with IFRS, management and certain investors use this information to evaluate the Company’s performance and ability to generate cash flow.

The following table provides a reconciliation of average cash cost of silver and gold on a per ounce basis.

	Three Months Ended March 31
(in thousands, except for gold ounces sold and per ounce amounts)	2015	2014
Cost of sales	$66,509	$73,709
Less: depletion	(32,045)	(36,621)
Cash cost of sales	$34,464	$37,088
Cash cost of sales is comprised of:
Total cash cost of silver sold	$23,454	$25,620
Total cash cost of gold sold	11,010	11,468
Total cash cost of sales	$34,464	$37,088
Divided by:
Total silver ounces sold	5,665	6,225
Total gold ounces sold	28,399	30,122
Total silver equivalent ounces sold 1	7,723	8,116
Equals:
Average cash cost of silver (per ounce)	$4.14	$4.12
Average cash cost of gold (per ounce)	$388	$381
Average cash cost (per silver equivalent ounce 1)	$4.46	$4.57

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

SILVER WHEATON 2015 FIRST QUARTER REPORT [19]

iv.
Cash operating margin is calculated by subtracting the average cash cost of silver and gold on a per ounce basis from the average realized selling price of silver and gold on a per ounce basis. The Company presents cash operating margin as management and certain investors use this information to evaluate the Company’s performance in comparison to other companies in the precious metals mining industry who present results on a similar basis.

The following table provides a reconciliation of cash operating margin.

	Three Months Ended March 31
(in thousands, except for per ounce amounts)	2015	2014
Average realized selling price of silver and gold
Sales	$130,504	$165,379
Divided by - total silver equivalent ounces sold 1	7,723	8,116
Equals - average realized price ($'s per silver equivalent ounce 1)	$16.90	$20.38
Less - average cash cost ($'s per silver equivalent ounce 1, 2)	(4.46)	(4.57)
Cash operating margin per silver equivalent ounce 1	$12.44	$15.81

1)
Gold ounces produced and sold are converted to a silver equivalent basis based on either (i) the ratio of the average silver price received to the average gold price received during the period from the assets that produce both gold and silver; or (ii) the ratio of the price of silver to the price of gold on the date of sale as per the London Bullion Metal Exchange for the assets which produce only gold.

2)	Refer to discussion on non-IFRS measure (iii) on page 19 of this MD&A.

These non-IFRS measures do not have any standardized meaning prescribed by IFRS, and other companies may calculate these measures differently. The presentation of these non-IFRS measures is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS.

SILVER WHEATON 2015 FIRST QUARTER REPORT [20]

Liquidity and Capital Resources1

As at March 31, 2015, the Company had cash and cash equivalents of $88.0 million (December 31, 2014 - $308.1 million) and working capital of $53.2 million (December 31, 2014 – $322.3 million).

During the three months ended March 31, 2015, the Company generated operating cash flows of $89.1 million compared with $114.8 million during the comparable period of 2014, with the decrease being primarily related to a decrease in the price realized on the sale of silver equivalent ounces sold coupled with a decrease in the number of silver equivalent ounces sold.

During the three months ended March 31, 2015, the Company had net cash inflows from financing activities of $568.4 million. On March 17, 2015, in connection with the amended Salobo precious metal purchase agreement, the Company closed a bought deal equity financing, raising net proceeds of $769.7 million. This equity financing was partially offset by the net repayment of $200 million under the Company’s credit facilities, with the Company fully repaying its non-revolving term loan in the amount of $1 billion, partially offset by total drawdowns of $800 million under the Company’s revolving term loan. During the three months ended March 31, 2014, the Company had net cash outflows from financing activities of $0.6 million, which was primarily the result of fees incurred to extend the term of the previously outstanding non-revolving term loan by 1 year.

During the three months ended March 31, 2015, the Company had net cash outflows from investing activities of $877.4 million, which was primarily related to a $900 million payment to Vale in connection with the amended Salobo precious metal purchase agreement, partially offset by proceeds in the amount of $25 million associated with the disposal of the Campo Morado silver interest. During the three months ended March 31, 2014, the Company had net cash outflows from investing activities of $128.1 million, primarily related to a $125 million upfront cash payment to Hudbay for the third installment on the Constancia silver interest.

In the opinion of management, the $88.0 million of cash and cash equivalents as at March 31, 2015, combined with the liquidity provided by the credit available under the $2 billion Revolving Facility and ongoing operating cashflows positions the Company well to fund all outstanding commitments as well as providing flexibility to acquire additional accretive precious metal stream interests.

1
Statements made in this section contain forward-looking information with respect to funding outstanding commitments and continuing to acquire accretive precious metal stream interests and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [21]

Contractual Obligations and Contingencies1

Silver and Gold Interests

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.20	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.14	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90¹¹	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 12
Constancia	100%	50% 13	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% 14	10% 14	$3.90	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

1
Statements made in this section contain forward-looking information and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [22]

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$-	$800,000	$-	$800,000	$-	$800,000
Interest 2	9,453	63,837	31,345	-	104,635	-	104,635
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	2,000	-	-	-	2,000	138,000	140,000
Operating leases	1,007	4,056	2,352	3,880	11,295	-	11,295
Other	2,641	-	-	-	2,641	-	2,641
Total contractual obligations	$15,101	$67,893	$833,697	$3,880	$920,571	$401,550	$1,322,121

1)	At March 31, 2015, the Company had $800 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $140 million, with $2.0 million to be paid in four equal installments over the course of 2015, subject to the satisfaction of certain conditions, and $138 million to be payable on an installment basis to partially fund construction of the mine. During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

SILVER WHEATON 2015 FIRST QUARTER REPORT [23]

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing. The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit. In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Based on information available to management at May 7, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company. However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Share Capital

On March 17, 2015, in conjunction with the amended Salobo precious metal purchase agreement, the Company announced that it had closed a bought deal equity financing, raising gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

During the three months ended March 31, 2015, the Company received cash proceeds of $2.9 million from the exercise of 229,000 share purchase options at a weighted average exercise price of Cdn$15.89 per option. For the comparable period in 2014, the Company received cash proceeds of $13,000 from the exercise of 1,666 share purchase options at a weighted average exercise price of Cdn$9.08 per option.

As of May 7, 2015, there were 404,097,861 outstanding common shares, 4,285,300 share purchase options, 170,317 restricted share units and 10,000,000 share purchase warrants.

Financial Instruments

In order to mitigate the effect of short-term volatility in silver and gold prices, the Company will occasionally enter into forward contracts in relation to silver and gold deliveries that it is highly confident will occur within a given quarter. The Company does not hedge its long-term exposure to commodity prices. Other than these very short-term forward contracts, the Company has not used derivative financial instruments to manage the risks associated with its operations and therefore, in the normal course of business, it is inherently exposed to currency, interest rate and commodity price fluctuations. No forward contracts were outstanding at March 31, 2015.

The Company owns equity interests in several publicly traded mineral exploration, development and mining companies as long-term investments and therefore is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

1
 The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect and readers are cautioned that actual outcomes may vary. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [24]

On April 28, 2015, the IASB tentatively decided to defer the effective date of IFRS 15 by one year.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

Subsequent Events

Declaration of Dividend

On May 7, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 20, 2015 and is expected to be distributed on or about June 2, 2015. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

Controls and Procedures

Disclosure Controls and Procedures

Silver Wheaton’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, has evaluated the design and effectiveness of Silver Wheaton’s disclosure controls and procedures, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administrators, as of March 31, 2015. Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that Silver Wheaton’s disclosure controls and procedures were effective at the reasonable assurance level as of March 31, 2015.

Internal Control Over Financial Reporting

The Company’s management, with the participation of its Chief Executive Officer and Chief Financial Officer, are responsible for establishing and maintaining adequate internal control over financial reporting. Under the supervision of the Chief Financial Officer, the Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s controls include policies and procedures that:

•	pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;

•
provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of the Company’s management and directors; and,

•
provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the annual financial statements or interim financial statements.

There have been no changes in the Company’s internal control over financial reporting during the three months ended March 31, 2015 that would materially affect, or is reasonably likely to materially affect, the Company’s internal control over financial reporting.

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the Company’s internal control over financial reporting using the framework and criteria established in Internal Control – Integrated Framework (2013), issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this evaluation, management has concluded that the internal control over financial reporting was effective at the reasonable assurance level as of March 31, 2015.

SILVER WHEATON 2015 FIRST QUARTER REPORT [25]

Limitation of Controls and Procedures

The Company’s management, including its Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal control over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further, the design of a control system must reflect the fact that there are resource constraints, and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override of the controls. The design of any system of controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

SILVER WHEATON 2015 FIRST QUARTER REPORT [26]

Attributable Reserves and Resources (1)

The following tables set forth the estimated Mineral Reserves and Mineral Resources (silver and/or gold only) for the mines relating to which the Company has precious metal purchase agreements, adjusted where applicable to reflect the Company’s percentage entitlement to silver and/or gold produced from such mines, as of December 31, 2014, unless otherwise noted.

Attributable Proven and Probable Reserves (1,2,3,8,18)
As of December 31, 2014 unless otherwise noted (6)

	Proven			Probable			Proven & Probable
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Process Recovery % (7)
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	84.1	33.3	90.0	52.7	25.0	42.4	136.7	30.1	132.4	53-65%
Heap Leach	10.9	31.7	11.1	11.5	25.0	9.2	22.4	28.3	20.4	22-28%
San Dimas (10, 14)	1.2	411.7	16.3	3.2	329.6	34.2	4.5	352.3	50.5	94%
Pascua-Lama (25%) (14)	8.0	69.8	17.9	73.2	64.1	150.8	81.2	64.7	168.7	82%
Lagunas Norte (11)	12.4	4.5	1.8	52.9	4.5	7.7	65.3	4.5	9.5	19%
Veladero (11)	5.5	14.8	2.6	90.5	14.8	43.2	96.0	14.8	45.8	6%
Yauliyacu (11, 12)	0.8	123.5	3.1	3.4	109.8	11.9	4.1	112.4	15.0	85%
777 (13)	3.7	27.4	3.3	3.9	24.1	3.1	7.7	25.7	6.3	64%
Neves-Corvo
Copper	4.9	38.8	6.1	20.5	36.1	23.8	25.4	36.6	29.9	35%
Zinc	10.4	73.1	24.4	10.2	66.9	22.0	20.6	70.0	46.4	20%
Rosemont (15)	279.5	4.1	37.0	325.8	4.1	43.1	605.3	4.1	80.1	76%
Constancia	506.0	3.1	50.3	114.0	2.9	10.8	620.0	3.1	61.1	71%
Zinkgruvan
Zinc	7.4	87.0	20.6	4.2	51.0	6.9	11.6	73.9	27.5	87%
Copper	3.3	35.0	3.7	0.1	35.0	0.1	3.4	35.0	3.8	78%
Stratoni	0.5	174.0	2.9	0.3	182.0	1.5	0.8	176.7	4.5	84%
Minto	2.9	6.4	0.6	4.8	5.8	0.9	7.7	6.0	1.5	78%
Cozamin (11)
Copper	-	-	-	2.8	41.9	3.8	2.8	41.9	3.8	72%
Los Filos	48.8	5.7	8.9	198.4	5.0	32.2	247.2	5.2	41.1	5%
Metates Royalty (20)	4.1	18.0	2.3	13.2	13.1	5.5	17.2	14.2	7.9	76%
Total Silver			303.1			453.1			756.1
Gold
Salobo (50%) (16)	331.7	0.39	4.13	257.9	0.31	2.57	589.6	0.35	6.70	66%
Sudbury (70%) (11)	-	-	-	54.3	0.39	0.68	54.3	0.39	0.68	81%
777 (13)	2.6	1.78	0.15	2.8	1.78	0.16	5.4	1.78	0.31	73%
Constancia (50%)	253.0	0.05	0.42	57.0	0.07	0.14	310.0	0.06	0.56	61%
Minto	2.9	0.93	0.09	4.8	0.63	0.10	7.7	0.74	0.18	74%
Toroparu (10%) (17)	3.0	1.10	0.10	9.7	0.98	0.31	12.7	1.01	0.41	89%
Metates Royalty (20)	4.1	0.68	0.09	13.2	0.44	0.19	17.2	0.50	0.28	89%
Total Gold			4.98			4.14			9.11

SILVER WHEATON 2015 FIRST QUARTER REPORT [27]

Attributable Measured & Indicated Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Measured			Indicated			Measured & Indicated
	Tonnage	Grade	Contained	Tonnage	Grade	Contained	Tonnage	Grade	Contained
	Mt	g/t	Moz	Mt	g/t	Moz	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	34.4	26.1	28.9	91.7	21.5	63.5	126.2	22.8	92.4
Heap Leach	5.1	19.3	3.1	24.1	16.7	13.0	29.2	17.2	16.1
San Dimas (10, 14)	0.3	154.3	1.5	0.9	161.1	4.9	1.2	159.5	6.4
Pascua-Lama (25%) (14)	3.7	26.4	3.1	35.7	22.3	25.5	39.4	22.7	28.7
Yauliyacu (11, 12)	1.0	127.3	4.0	6.0	216.6	41.5	6.9	204.2	45.5
777 (13)	-	-	-	0.7	26.1	0.6	0.7	26.1	0.6
Neves-Corvo
Copper	5.8	48.5	9.0	25.7	50.8	42.0	31.5	50.3	51.0
Zinc	14.1	59.6	27.0	60.2	55.7	107.8	74.3	56.4	134.8
Rosemont (15)	38.5	3.0	3.7	197.7	2.7	17.1	236.2	2.7	20.8
Constancia	73.0	2.4	5.6	299.0	2.0	19.4	372.0	2.1	25.0
Zinkgruvan
Zinc	2.2	66.8	4.6	4.7	107.1	16.3	6.9	94.5	20.9
Copper	1.6	20.0	1.0	0.4	39.1	0.5	2.0	23.9	1.5
Aljustrel (19)
Zinc	1.3	65.6	2.7	20.5	60.3	39.7	21.8	60.7	42.4
Stratoni	0.2	200.4	1.5	0.2	213.3	1.4	0.4	206.4	2.9
Minto	8.0	3.3	0.8	32.3	3.4	3.5	40.3	3.4	4.4
Keno Hill (25%)
Underground	-	-	-	0.8	467.2	11.5	0.8	467.2	11.5
Elsa Tailings	-	-	-	0.6	119.0	2.4	0.6	119.0	2.4
Los Filos	11.4	11.0	4.0	112.3	7.4	26.9	123.7	7.8	30.9
Loma de La Plata (12.5%)	-	-	-	3.6	169.0	19.8	3.6	169.0	19.8
Toroparu (50%) (17)	22.2	1.2	0.8	97.9	0.7	2.3	120.1	0.8	3.1
Total Silver			101.5			459.4			561.0
Gold
Salobo (50%) (16)	24.6	0.47	0.37	97.7	0.37	1.16	122.2	0.39	1.53
Sudbury (70%) (11)	-	-	-	28.9	0.34	0.32	28.9	0.34	0.32
777 (13)	-	-	-	0.4	1.81	0.02	0.4	1.81	0.02
Constancia (50%)	36.5	0.05	0.06	149.5	0.04	0.18	186.0	0.04	0.23
Minto	8.0	0.39	0.10	32.3	0.32	0.34	40.3	0.34	0.44
Toroparu (10%) (17)	0.9	0.87	0.03	7.9	0.83	0.21	8.8	0.84	0.24
Total Gold			0.56			2.23			2.78

SILVER WHEATON 2015 FIRST QUARTER REPORT [28]

Attributable Inferred Resources (1,2,3,4,5,9,18)
As of December 31, 2014 unless otherwise noted (6)

	Inferred
	Tonnage	Grade	Contained
	Mt	g/t	Moz
Silver
Peñasquito (25%) (14)
Mill	4.4	19.5	2.7
Heap Leach	6.1	13.7	2.7
San Dimas (10, 14)	6.5	292.7	61.3
Pascua-Lama (25%) (14)	4.9	20.1	3.2
Yauliyacu (11, 12)	5.0	178.7	28.7
777 (13)	0.7	32.9	0.8
Neves-Corvo
Copper	25.1	43.5	35.1
Zinc	21.4	48.9	33.6
Rosemont (15)	104.5	3.3	11.1
Constancia	200.0	1.9	12.0
Zinkgruvan
Zinc	6.1	75.0	14.7
Copper	0.5	34.0	0.6
Aljustrel (19)
Zinc	8.7	50.4	14.0
Stratoni	0.5	169.0	2.7
Minto	16.2	3.2	1.6
Keno Hill (25%)
Underground	0.3	363.4	3.0
Los Filos	175.9	6.3	35.7
Loma de La Plata (12.5%)	0.2	76.0	0.4
Toroparu (50%) (17)	64.8	0.1	0.2
Metates Royalty (20)	1.0	9.7	0.3
Total Silver			264.3
Gold
Salobo (50%) (16)	74.0	0.31	0.74
Sudbury (70%) (11)	5.5	0.67	0.12
777 (13)	0.4	1.79	0.02
Constancia (50%)	100.0	0.03	0.10
Minto	16.2	0.30	0.16
Toroparu (10%) (17)	13.0	0.74	0.31
Metates Royalty (20)	1.0	0.38	0.01
Total Gold			1.46

SILVER WHEATON 2015 FIRST QUARTER REPORT [29]

Notes:

1.
All Mineral Reserves and Mineral Resources have been calculated in accordance with the Canadian Institute of Mining, Metallurgy and Petroleum - CIM Standards on Mineral Resources and Mineral Reserves and National Instrument 43-101 – Standards for Disclosure for Mineral Projects (“NI 43-101), or the Australian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

2.	Mineral Reserves and Mineral Resources are reported above in millions of metric tonnes (“Mt”), grams per metric tonne (“g/t”) and millions of ounces (“Moz”).

3.
Individual qualified persons (“QPs”), as defined by the NI 43-101, for the technical information contained in this document (including the Mineral Reserve and Mineral Resource estimates) for the following operations are as follows:

a.
Salobo mine – Christopher Jacobs, CEng MIMMM (Vice President and Mining Economist), James Turner, CEng MIMMM (Senior Mineral Process Engineer), Barnard Foo, P. Eng., M. Eng, MBA (Senior Mining Engineer) and Jason Ché Osmond, FGS, C.Geol, EurGeol (Senior Geologist) all of whom are employees of Micon International Ltd.

b.
All other operations and development projects: the Company’s QPs Neil Burns, M.Sc., P.Geo. (Vice President, Technical Services); Samuel Mah, M.A.Sc., P.Eng. (Senior Director, Project Evaluations), both employees of the Company (the “Company’s QPs”).

4.
The Mineral Resources reported in the above tables are exclusive of Mineral Reserves.  The San Dimas mine, Minto mine, Neves-Corvo mine, Zinkgruvan mine, Stratoni mine and Toroparu project report (gold only) Mineral Resources inclusive of Mineral Reserves.  The Company’s QPs have made the exclusive Mineral Resource estimates for these mines based on average mine recoveries and dilution.

5.	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

6.
Other than as detailed below, Mineral Reserves and Mineral Resources are reported as of December 31, 2014 based on information available to the Company as of the date of this document, and therefore will not reflect updates, if any, after such date.

a.	Mineral Resources and Mineral Reserves for the Pascua-Lama project are reported as of December 31, 2013.

b.	Mineral Resources and Mineral Reserves for gold at the Toroparu project are reported as of March 31, 2013 and Mineral Resources for silver are reported as of September 1, 2014.

c.	Mineral Resources and Mineral Reserves for the Neves-Corvo and Zinkgruvan mines are reported as of June 30, 2014.

d.	Mineral Resources and Mineral Reserves for the Rosemont project are reported as of August 28, 2012.

e.	Mineral Resources for the Constancia project (including the Pampacancha deposit) are reported as of September 30, 2013 and Mineral Reserves as of December 31, 2013.

f.	Mineral Resources for Aljustrel’s Feitais and Moinho mines are reported as of November 30, 2010. Mineral Resources for the Estaçao project are reported as of December 31, 2007.

g.
Mineral Resources for Keno Hill’s Elsa Tailings project are reported as of April 22, 2010, Lucky Queen project as of July 27, 2011, Onek project as of October 15, 2014, Flame and Moth and Bermingham projects as of April 28, 2015, Bellekeno mine Inferred Mineral Resources as of September 30, 2012 and Bellekeno mine Indicated Mineral Resources as of September 30, 2013.

h.	Mineral Resources for the Loma de La Plata project are reported as of May 20, 2009.

i.	Mineral Resources for Metates are reported as of February 16, 2012 and Mineral Reserves as of March 18, 2013.

7.	Process recoveries are the average percentage of silver or gold in a saleable product (doré or concentrate) recovered from mined ore at the applicable site process plants as reported by the operators.

8.	Mineral Reserves are estimated using appropriate process recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,300 per ounce gold, $22.00 per ounce silver, $0.90 per pound lead and $0.90 per pound zinc.

b.	San Dimas mine – 2.94 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.

c.	Pascua-Lama project - $1,100 per ounce gold, $21.00 per ounce silver and $3.00 per pound copper.

d.	Lagunas Norte and Veladero mines - $1,100 per ounce gold and $17.00 per ounce silver.

e.	Yauliyacu mine - $20.00 per ounce silver, $3.29 per pound copper, $1.02 per pound lead and zinc.

f.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

g.	Neves-Corvo mine – 1.6% copper cut-off for the copper Reserve and 4.8% zinc equivalent cut-off for all the zinc Reserves, both assuming $2.50 per pound copper, $1.00 per pound lead and zinc

h.	Rosemont project - $4.90 per ton NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

i.	Constancia project - $1,250 per ounce of gold, $25.00 per ounce silver, $3.00 per pound copper and $14.00 per pound molybdenum.

j.	Zinkgruvan mine – 3.98% zinc equivalent cut-off for the zinc Reserve and 1.5% copper cut-off for the copper Reserve, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

k.	Stratoni mine – 18.02% zinc equivalent cut-off assuming $16.50 per ounce silver, $3.00 per pound copper, $0.95 per pound lead and zinc.

l.	Minto mine – 0.5% copper cut-off for Open Pit and $64.40 per tonne NSR cut-off for Underground assuming $300 per ounce gold, $3.90 per ounce silver and $2.50 per pound copper.

m.	Cozamin mine - $42.50 per tonne NSR cut-off assuming $20.00 per ounce silver, $2.50 per pound copper, $0.85 per pound lead and $0.80 per pound zinc.

n.	Los Filos mine - $1,300 per ounce gold and $22.00 per ounce silver.

o.	Salobo mine – 0.253% copper equivalent cut-off assuming $1,250 per ounce gold and $3.45 per pound copper.

p.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

q.	Toroparu project – 0.38 grams per tonne gold cut-off assuming $1,070 per ounce gold for fresh rock and 0.35 grams per tonne gold cut-off assuming $970 per ounce gold for saprolite.

r.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

9.	Mineral Resources are estimated using appropriate recovery rates and the following commodity prices:

a.	Peñasquito mine - $1,500 per ounce gold, $24.00 per ounce silver, $1.00 per pound lead and $1.00 per pound zinc.

b.	San Dimas mine – 2.00 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $18.00 per ounce silver.

c.	Pascua-Lama project – $1,500 per ounce gold, $24.00 per ounce silver and $3.50 per pound copper.

SILVER WHEATON 2015 FIRST QUARTER REPORT [30]

d.	Yauliyacu mine – $20.00 per ounce silver, $3.29 per pound copper and $1.02 per pound lead and zinc.

e.	777 mine – $1,260 per ounce gold, $21.00 per ounce silver, $3.15 per pound copper and $1.07 per pound zinc.

f.	Neves-Corvo mine – 1.0% copper cut-off for the copper Resource and 3.0% zinc cut-off for the zinc Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc.

g.	Rosemont project – 0.30% copper equivalent cut-off for Mixed and 0.15% copper equivalent for Sulfide assuming $20.00 per ounce silver, $2.50 per pound copper and $15.00 per pound molybdenum.

h.	Constancia project – 0.12% copper cut-off for Constancia and 0.10% copper cut-off for Pampacancha.

i.	Zinkgruvan mine – 3.8% zinc equivalent cut-off for the zinc Resource and 1.0% copper cut-off for the copper Resource, both assuming $2.50 per pound copper and $1.00 per pound lead and zinc

j.	Aljustrel mine – 4.5% zinc cut-off for Feitais and Moinho mines zinc Resources and 4.0% zinc cut-off for Estação zinc Resources.

k.	Stratoni mine – Cut-off is geological due to the sharpness of the mineralized contacts and the high grade nature of the mineralization

l.	Minto mine – 0.5% copper cut-off.

m.	Keno Hill mines:

i.	Bellekeno mine - $185 per tonne NSR cut-off assuming $22.50 per ounce silver, $0.85 per pound lead and $0.95 per pound zinc.

ii.	Flame and Moth and Bermingham projects - $185 per tonne NSR cut-off assuming $1,300 per ounce gold, $20.00 per ounce silver, $0.94 per pound lead and $1.00 per pound zinc.

iii.	Bermingham project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

iv.	Lucky Queen project - $185 per tonne NSR cut-off assuming $1,100 per ounce gold, $18.50 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

v.	Onek project - $185 per tonne NSR cut-off assuming $1,250 per ounce gold, $20.00 per ounce silver, $0.90 per pound lead and $0.95 per pound zinc.

vi.	Elsa Tailings project – 50 grams per tonne silver cut-off.

n.	Los Filos mine - $1,500 per ounce gold and $24.00 per ounce silver.

o.	Loma de La Plata project – 50 gram per tonne silver equivalent cut-off assuming $12.50 per ounce silver and $0.50 per pound lead.

p.	Salobo mine – 0.296% copper equivalent cut-off assuming $1,500 per ounce gold $3.70 per pound copper.

q.	Sudbury mines - $1,250 per ounce gold, $22.00 per ounce silver, $10.43 per pound nickel, $3.45 per pound copper, $1,800 per ounce platinum, $1,000 per ounce palladium and $13.00 per pound cobalt.

r.	Toroparu project – 0.30 grams per tonne gold cut-off assuming $1,350 per ounce gold.

s.	Metates royalty – 0.35 grams per tonne gold equivalent cut-off assuming $1,200 per ounce gold and $24.00 per ounce silver.

10.
The San Dimas silver purchase agreement provides that Primero will deliver to the Company a per annum amount equal to the first 6.0 million ounces of payable silver produced at the San Dimas mine and 50% of any excess, for the life of the mine.

11.
The Company’s attributable Mineral Resources and Mineral Reserves for the Lagunas Norte, Veladero, Cozamin and Yauliyacu silver interests, in addition to the Sudbury and 777 gold interests, have been constrained to the production expected for the various contracts.

12.
The Company’s Yauliyacu silver purchase agreement (March 2006) with Glencore provides for the delivery of up to 4.75 million ounces of silver per year for 20 years.  In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits.  Depending upon production levels it is possible that the Company’s current attributable tonnage may not be mined before the agreement expires.

13.
The 777 precious metal purchase agreement provides that Hudbay will deliver 100% of the payable silver for the life of the mine and 100% of the payable gold until completion of the Constancia project, after which the gold stream will reduce to 50%.  The gold figures in this table represent the attributable 777 mine Mineral Resources and Mineral Reserves constrained to the production expected for the 777 precious metal purchase agreement.

14.
The scientific and technical information in this document regarding the Peñasquito and  San Dimas mines and the Pascua-Lama project was sourced by the Company from the following SEDAR (www.sedar.com) filed documents:

a.	Peñasquito - Goldcorp Management’s annual information form filed on March 17, 2015;

b.	San Dimas - Primero annual information form filed on March 31, 2015; and

c.	Pascua-Lama - Barrick Gold Corp.’s annual information form filed on March 27, 2015.

The Company QP’s have approved the disclosure of scientific and technical information in respect of the Peñasquito and San Dimas mines and the Pascua-Lama project in this document.

15.	The Rosemont mine Mineral Resources and Mineral Reserves do not include the SX/EW leach material since this process does not recover silver.
16.	The Company has filed a technical report for the Salobo mine, which is available on SEDAR at www.sedar.com.

17.
The Company’s agreement with Sandspring is an early deposit structure whereby the Company will have the option not to proceed with the 10% gold stream and 50% silver stream on the Toroparu project following the delivery of a bankable definitive feasibility study.

18.
Silver and gold are produced as by-product metal at all operations with the exception of silver at the Keno Hill mines and Loma de La Plata project and gold at the Toroparu project; therefore, the economic cut-off applied to the reporting of silver and gold Mineral Resources and Mineral Reserves will be influenced by changes in the commodity prices of other metals at the time.

19.	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.

20.
Effective August 7, 2014, the Company entered into an agreement for a 1.5% net smelter returns royalty on Chesapeake Gold Corp’s (Chesapeake) Metates property, located in Mexico.  As part of the agreement, Chesapeake will have the right at any time for a period of five years to repurchase two-thirds of the royalty, with the Company retaining a 0.5% royalty interest.

Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” for material risks, assumptions and important disclosure associated with this information.
SILVER WHEATON 2015 FIRST QUARTER REPORT [31]

Cautionary Note Regarding Forward-Looking Statements

The information contained herein contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities legislation. Forward-looking statements, which are all statements other than statements of historical fact, include, but are not limited to, statements with respect projected increases to Silver Wheaton’s production and cash flow profile, the expansion and exploration potential at the Salobo mine, projected changes to Silver Wheaton’s production mix, the anticipated increases in total throughput at the Salobo mine, the estimated future production, the future price of commodities, the future price of silver or gold, the estimation of mineral reserves and mineral resources, the realization of mineral reserve estimates, the timing and amount of estimated future production (including 2015 and 2019 attributable annual production and produced but not yet delivered ounces), estimated costs of future production, reserve determination, estimated reserve conversion rates, any statements as to future dividends, the ability to fund outstanding commitments and continue to acquire accretive precious metal stream interests and assessments of the impact and resolution of various legal and tax matters. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “projects”, “intends”, “anticipates” or “does not anticipate”, or “believes”, “potential”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: fluctuations in the price of commodities, the absence of control over the mining operations from which Silver Wheaton purchases silver or gold (the “Mining Operations”) and risks related to these Mining Operations including risks related to fluctuations in the price of the primary commodities mined at such operations, actual results of mining and exploration activities, environmental, economic and political risks of the jurisdictions in which the Mining Operations are located and changes in project parameters as plans continue to be refined, risks relating to having to rely on the accuracy of the public disclosure and other information Silver Wheaton receives from the owners and operators of the Mining Operations as the basis for its analyses, forecasts and assessments relating to its own business, differences in the interpretation or application of tax laws and regulations or accounting policies and rules and Silver Wheaton’s interpretation of, or compliance with, tax laws and regulations or accounting policies and rules, is found to be incorrect, risks relating to production estimates from Mining Operations, credit and liquidity risks, hedging risk, competition in the mining industry, risks related to Silver Wheaton’s acquisition strategy, risks related to the market price of Silver Wheaton’s shares, risks related to Silver Wheaton’s holding of long-term investments in other exploration and mining companies, risks related to the declaration, timing and payment of dividends, the ability of Silver Wheaton and the Mining Operations to retain key management employees or procure the services of skilled and experienced personnel, risks related to claims and legal proceedings against Silver Wheaton or the Mining Operations, risks relating to unknown defects and impairments, risks related to the adequacy of internal control over financial reporting, risks related to governmental regulations, including environmental regulations, risks related to international operations of Silver Wheaton and the Mining Operations, risks relating to exploration, development and operations at the Mining Operations, the ability of Silver Wheaton and the Mining Operations to obtain and maintain necessary permits, the ability of Silver Wheaton and the Mining Operations to comply with applicable laws, regulations and permitting requirements, lack of suitable infrastructure and employees to support the Mining Operations, uncertainty in the accuracy of mineral reserves and mineral resources estimates, production estimates from Mining Operations, inability to replace and expand mineral reserves, uncertainties related to title and indigenous rights with respect to the mineral properties of the Mining Operations, commodity price fluctuations, the ability of Silver Wheaton and the Mining Operations to obtain adequate financing, the ability of Mining Operations to complete permitting, construction, development and expansion, challenges related to global financial conditions, risks related to future sales or issuance of equity securities, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s Annual Information Form available on SEDAR at www.sedar.com and in Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Forward-looking statements are based on assumptions management believes to be reasonable, including but not limited to: the continued operation of the Mining Operations, no material adverse change in the market price of commodities, that the Mining Operations will operate and the mining projects will be completed in accordance with public statements and achieve their stated production estimates, the continuing ability to fund or obtain funding for outstanding commitments, the ability to source and obtain accretive precious metal stream interests, expectations regarding the resolution of legal and tax matters, that Silver Wheaton will be successful in challenging any reassessment by the Canada Revenue Agency, the estimate of the carrying value of the precious metal purchase agreements (as defined in the Annual Information Form) and such other assumptions and factors as set out herein. Although Silver Wheaton has attempted to identify important factors that could cause actual results, level of activity, performance or achievements to differ materially from those contained in forward-looking statements, there may be other factors that cause results, level of activity, performance or achievements not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate and even if events or results described in the forward-looking statements are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on, Silver Wheaton. Accordingly, readers should not place undue reliance on forward-looking statements and are cautioned that actual outcomes may vary. The forward-looking statements included herein for the purpose of providing investors with information to assist them in understanding Silver Wheaton’s expected performance and may not be appropriate for other purposes. Any forward looking statement speaks only as of the date on which it is made. Silver Wheaton does not undertake to update any forward-looking statements that are included or incorporated by reference herein, except in accordance with applicable securities laws.

SILVER WHEATON 2015 FIRST QUARTER REPORT [32]

Cautionary Language Regarding Reserves And Resources

For further information on Mineral Reserves and Mineral Resources and on Silver Wheaton more generally, readers should refer to Silver Wheaton’s Annual Information Form for the year ended December 31, 2014 and other continuous disclosure documents filed by Silver Wheaton since January 1, 2015, available on SEDAR at www.sedar.com. Silver Wheaton’s Mineral Reserves and Mineral Resources are subject to the qualifications and notes set forth therein. Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources: The information contained herein has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ from the requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms defined in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") – CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ from the definitions in Industry Guide 7 ("SEC Industry Guide 7") under the U.S. Securities Act of 1933, as amended (the "U.S. Securities Act"). Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. Also, under SEC Industry Guide 7 standards, a "final" or "bankable" feasibility study is required to report reserves, the three-year historical average price is used in any reserve or cash flow analysis to designate reserves and the primary environmental analysis or report must be filed with the appropriate governmental authority. In addition, the terms "mineral resource", "measured mineral resource", "indicated mineral resource" and "inferred mineral resource" are defined in and required to be disclosed by NI 43-101; however, these terms are not defined terms under SEC Industry Guide 7 and are normally not permitted to be used in reports and registration statements filed with the SEC. Investors are cautioned not to assume that any part or all of the mineral deposits in these categories will ever be converted into reserves. "Inferred mineral resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred mineral resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or pre-feasibility studies, except in rare cases. Investors are cautioned not to assume that all or any part of an inferred mineral resource exists or is economically or legally mineable. Mineral resources that are not mineral reserves do not have demonstrated economic viability. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures. Accordingly, information contained herein that describes Silver Wheaton’s mineral deposits may not be comparable to similar information made public by U.S. companies subject to reporting and disclosure requirements under the United States federal securities laws and the rules and regulations thereunder. United States investors are urged to consider closely the disclosure in Silver Wheaton’s Form 40-F, a copy of which may be obtained from Silver Wheaton or from http://www.sec.gov/edgar.shtml.

SILVER WHEATON 2015 FIRST QUARTER REPORT [33]

Condensed Interim Consolidated Statements of Earnings

		Three Months Ended March 31
(US dollars and shares in thousands, except per share amounts - unaudited)	Note	2015	2014
Sales	5	$130,504	$165,379
Cost of sales
Cost of sales, excluding depletion		$34,464	$37,088
Depletion		32,045	36,621
Total cost of sales		$66,509	$73,709
Earnings from operations		$63,995	$91,670
Expenses and other income
General and administrative 1	6	$8,170	$10,110
Foreign exchange gain		(373)	(281)
Interest expense	13	1,500	1,108
Other expense	7	2,297	910
		$11,594	$11,847
Earnings before income taxes		$52,401	$79,823
Income tax expense	19	(2,982)	(14)
Net earnings		$49,419	$79,809

Basic earnings per share		$0.13	$0.22
Diluted earnings per share		$0.13	$0.22
Weighted average number of shares outstanding
Basic	17	370,844	357,398
Diluted	17	371,115	357,940
1) Equity settled stock based compensation (a non-cash item) included in general and administrative expenses		$1,922	$2,182

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [34]

Condensed Interim Consolidated Statements of Comprehensive Income

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2015	2014
Net earnings		$49,419	$79,809
Other comprehensive income (loss)
Items that will not be reclassified to net earnings
(Loss) gain on long-term investments - common shares held	9	(7,716)	8,144
Total comprehensive income		$41,703	$87,953

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [35]

Condensed Interim Consolidated Balance Sheets

	Note	March 31	December 31
(US dollars in thousands - unaudited)		2015	2014
Assets
Current assets
Cash and cash equivalents	18	$88,008	$308,098
Accounts receivable	8	2,479	4,132
Other		1,250	26,263
Total current assets		$91,737	$338,493
Non-current assets
Silver and gold interests	10	$5,118,826	$4,248,265
Early deposit - gold interest	11	13,613	13,599
Royalty interest	12	9,107	9,107
Long-term investments	9	25,157	32,872
Other		9,634	5,427
Total non-current assets		$5,176,337	$4,309,270
Total assets		$5,268,074	$4,647,763
Liabilities
Current liabilities
Accounts payable and accrued liabilities		$15,060	$14,798
Dividends payable	14.2	20,198	-
Current portion of performance share units	16.1	3,328	1,373
Total current liabilities		$38,586	$16,171
Non-current liabilities
Bank debt	13	$800,000	$998,518
Deferred income taxes	19	133	942
Performance share units	16.1	1,859	3,396
Total non-current liabilities		$801,992	$1,002,856
Total liabilities		$840,578	$1,019,027
Shareholders' equity
Issued capital	14	$2,815,338	$2,037,923
Reserves	15	(36,717)	(28,841)
Retained earnings		1,648,875	1,619,654
Total shareholders' equity		$4,427,496	$3,628,736
Total liabilities and shareholders' equity		$5,268,074	$4,647,763
Commitments and contingencies	13, 20

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [36]

Condensed Interim Consolidated Statements of Cash Flows

		Three Months Ended March 31
(US dollars in thousands - unaudited)	Note	2015	2014
Operating activities
Net earnings		$49,419	$79,809
Adjustments for
Depreciation and depletion		32,142	36,688
Amortization of credit facility origination fees:
Interest expense		113	55
Amortization of credit facility origination fees - undrawn facilities	7	248	251
Write off of credit facility origination fees upon repayment of NRT Loan	7	1,315	-
Interest expense		1,387	1,053
Equity settled stock based compensation		1,922	2,182
Performance share units	16.1	782	147
Deferred income tax expense (recovery)	19	2,936	(40)
Investment income recognized in net earnings		(132)	(85)
Other		(38)	(78)
Change in non-cash working capital	18	150	(4,132)
Cash generated from operations		$90,244	$115,850
Interest paid - expensed		(1,188)	(1,046)
Interest received		75	28
Cash generated from operating activities		$89,131	$114,832
Financing activities
Bank debt repaid	13	$(1,000,000)	$-
Bank debt drawn	13	800,000	-
Credit facility origination fees	13	(4,112)	(600)
Shares issued	14	800,000	-
Share issue costs		(30,344)	-
Share purchase options exercised		2,887	13
Cash generated from (applied to) financing activities		$568,431	$(587)
Investing activities
Silver and gold interests	10	$(900,003)	$(125,082)
Interest paid - capitalized to silver interests		(1,824)	(2,891)
Silver and gold interests - early deposit	11	(13)	(149)
Proceeds on disposal of silver interest	10	25,000	-
Dividend income received		57	57
Other		(612)	(26)
Cash applied to investing activities		$(877,395)	$(128,091)
Effect of exchange rate changes on cash and cash equivalents		$(257)	$(7)
Decrease in cash and cash equivalents		$(220,090)	$(13,853)
Cash and cash equivalents, beginning of period		308,098	95,823
Cash and cash equivalents, end of period	18	$88,008	$81,970

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [37]

Condensed Interim Consolidated Statements of Shareholders’ Equity

			Reserves
(US dollars in thousands - unaudited)	Number of Shares (000's)	Issued Capital	Share Purchase Warrants Reserve	Share Purchase Options Reserve	Restricted Share Units Reserve	Long-Term Investment Revaluation Reserve (Net of Tax)	Total Reserves	Retained Earnings	Total
At January 1, 2014	357,397	$1,879,475	$53,717	$19,443	$2,833	$(101,611)	$(25,618)	$1,512,689	$3,366,546
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$79,809	$79,809
OCI 1		-	-	-	-	8,144	8,144	-	8,144
Total comprehensive income (loss)		$-	$-	$-	$-	$8,144	$8,144	$79,809	$87,953
Fair value of SBC 1		$-	$-	$1,925	$257	$-	$2,182	$-	$2,182
Options 1 exercised	2	17	-	(4)	-	-	(4)	-	13
RSUs 1 released	22	521	-	-	(521)	-	(521)	-	-
Dividends (Note 14.2)		-	-	-	-	-	-	(25,019)	(25,019)
At March 31, 2014	357,421	$1,880,013	$53,717	$21,364	$2,569	$(93,467)	$(15,817)	$1,567,479	$3,431,675
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$120,017	$120,017
OCI 1		-	-	-	-	(16,073)	(16,073)	-	(16,073)
Total comprehensive income (loss)		$-	$-	$-	$-	$(16,073)	$(16,073)	$120,017	$103,944
Fair value of SBC 1		$-	$-	$5,274	$738	$-	$6,012	$-	$6,012
Options 1 exercised	598	9,437	-	(2,424)	-	-	(2,424)	-	7,013
Shares issued	6,112	135,000	-	-	-	-	-	-	135,000
Share issue costs		(152)	-	-	-	-	-	-	(152)
DRIP 1	647	13,625	-	-	-	-	-	-	13,625
Dividends		-	-	-	-	-	-	(68,381)	(68,381)
Reallocation		-	-	-	-	(539)	(539)	539	-
At December 31, 2014	364,778	$2,037,923	$53,717	$24,214	$3,307	$(110,079)	$(28,841)	$1,619,654	$3,628,736
Total comprehensive income
Net earnings		$-	$-	$-	$-	$-	$-	$49,419	$49,419
OCI 1		-	-	-	-	(7,716)	(7,716)	-	(7,716)
Total comprehensive income		$-	$-	$-	$-	$(7,716)	$(7,716)	$49,419	$41,703
Shares issued	38,930	$800,000	$-	$-	$-	$-	$-	$-	$800,000
Share issue costs		(31,299)	-	-	-	-	-	-	(31,299)
DIT 1 recovery		3,745	-	-	-	-	-	-	3,745
Fair value of SBC 1		-	-	1,687	235	-	1,922	-	1,922
Options 1 exercised	229	4,127	-	(1,240)	-	-	(1,240)	-	2,887
RSUs 1 released	32	842	-	-	(842)	-	(842)	-	-
Dividends (Note 14.2)		-	-	-	-	-	-	(20,198)	(20,198)
At March 31, 2015	403,969	$2,815,338	$53,717	$24,661	$2,700	$(117,795)	$(36,717)	$1,648,875	$4,427,496

1)
Definitions as follows: “OCI” = Other Comprehensive Income (Loss); “SBC” = Equity Settled Stock Based Compensation; “Options” = Share Purchase Options; “RSUs” = Restricted Share Units; “Warrants” = Share Purchase Warrants; “DRIP” = Dividend Reinvestment Plan; “DIT” = Deferred Income Taxes.

The accompanying notes form an integral part of these unaudited condensed interim consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [38]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

1.	Description of Business and Nature of Operations

Silver Wheaton Corp. (“Silver Wheaton” or the “Company”) is a mining company which generates its revenue primarily from the sale of silver and gold. Silver Wheaton Corp., which is the ultimate parent company of its consolidated group, is incorporated and domiciled in Canada, and its principal place of business is at Suite 3150 – 666 Burrard Street, Vancouver, British Columbia, V6C 2X8. The Company trades on the Toronto Stock Exchange (“TSX”) and the New York Stock Exchange (“NYSE”) under the symbol SLW.

The Company has entered into 18 long-term purchase agreements and one early deposit long-term purchase agreement associated with silver and/or gold (“precious metal purchase agreements”), relating to 28 different mining assets (21 of which are currently operating and 6 of which are at various stages of development), whereby Silver Wheaton acquires silver and gold production from the counterparties for a per ounce cash payment which is fixed by contract, generally at or below the prevailing market price. During the three months ended March 31, 2015, the per ounce price paid by the Company for silver and gold under the agreements averaged $4.14 and $388, respectively. The primary drivers of the Company’s financial results are the volume of silver and gold production at the various mines and the price of silver and gold realized by Silver Wheaton upon sale.

The condensed interim consolidated financial statements of the Company for the three months ended March 31, 2015 were authorized for issue as of May 7, 2015 in accordance with a resolution of the Board of Directors.

2.	Significant Accounting Policies

2.1.	Basis of Presentation

These unaudited condensed interim consolidated financial statements have been prepared on a historical cost basis, except for certain financial instruments which have been measured at fair value as at the relevant balance sheet date. The consolidated financial statements are presented in United States (“US”) dollars, which is the Company’s functional currency, and all values are rounded to the nearest thousand US dollars (US$ 000’s) unless otherwise noted. References to “Cdn$” refer to Canadian dollars.

These unaudited condensed interim consolidated financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting (“IAS 34”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies applied in these unaudited condensed interim consolidated financial statements are based on International Financial Reporting Standards (“IFRS”) as issued by the IASB and have been prepared using the same accounting policies and methods of application as disclosed in Note 2 to the audited consolidated financial statements for the year ended December 31, 2014 and were consistently applied to all the periods presented unless otherwise stated below. These unaudited condensed interim consolidated financial statements do not include all the information and note disclosures required by IFRS for annual consolidated financial statements and therefore should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2014.

The preparation of financial statements in accordance with IAS 34 requires the use of certain accounting estimates. It also requires management to exercise judgment in applying the Company’s accounting policies. The areas involving a higher degree of judgment or complexity, or areas where assumptions and estimates are significant to the financial statements, are disclosed in Note 3.

In the opinion of management, all adjustments (including normal recurring adjustments) necessary to present fairly the financial position at March 31, 2015 and the results of operations and cash flows for all periods presented have been made. The interim results are not necessarily indicative of results for a full year.

2.2.	Future Changes in Accounting Policies

The IASB has issued the following new or amended standards:

Standards required to be applied for periods beginning on or after January 1, 2017:

•
IFRS 15 – Revenue from Contracts with Customers: In May 2014 the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

SILVER WHEATON 2015 FIRST QUARTER REPORT [39]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

On April 28, 2015, the IASB tentatively decided to defer the effective date of IFRS 15 by one year.

Standards required to be applied for periods beginning on or after January 1, 2018:

•
IFRS 9 (2014) – Financial Instruments (amended 2014): In July 2014, the IASB issued the final version of IFRS 9 – Financial Instruments (“IFRS 9”). The Company adopted IFRS 9 (2009) – Financial Instruments effective January 1, 2010. The Company is currently evaluating the impact this amended standard is expected to have on its consolidated financial statements.

Early adoption of the above standards is permitted.

3.	Key Sources of Estimation Uncertainty and Critical Accounting Judgments

The preparation of the Company’s condensed interim consolidated financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Information about significant areas of estimation uncertainty and judgments made by management in preparing the consolidated financial statements are described below.

Key Sources of Estimation Uncertainty1

3.1.	Attributable Reserve and Resource Estimates

Silver and gold interests are significant assets of the Company, with a carrying value of $5.1 billion at March 31, 2015. This amount represents the capitalized expenditures related to the acquisition of the silver and gold interests, net of accumulated depletion. The Company estimates the reserves and resources relating to each agreement. Reserves are estimates of the amount of silver or gold contained in ore that can be economically and legally extracted from the mining properties in respect of which the Company has precious metal purchase agreements. Resources are estimates of the amount of silver or gold contained in mineralized material for which there is a reasonable prospect for economic extraction from the mining properties in respect of which the Company has precious metal purchase agreements. The Company adjusts its estimates of reserves and resources, where applicable, to reflect the Company’s percentage entitlement to silver and gold produced from such mines. The Company estimates its reserves and resources based on information compiled by appropriately qualified persons relating to the geological data on the size, depth and shape of the ore body, and require complex geological judgments to interpret the data. The estimation of recoverable reserves and resources is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements, and production costs along with geological assumptions and judgments made in estimating the size and grade of the ore body. Changes in the reserve or resource estimates may impact upon the carrying value of the Company’s silver and gold interests and depletion charges.

3.2.	Depletion

The Company’s silver and gold interests are separately allocated to reserves, resources and exploration potential. The value allocated to reserves is classified as depletable and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine corresponding to the specific agreement. To make this allocation, the Company estimates the recoverable reserves, resources and exploration potential at each mining operation. These calculations require the use of estimates and assumptions, including the amount of contained silver and gold, recovery rates and payable rates. Changes to these assumptions may impact the estimated recoverable reserves, resources or exploration potential which could directly impact the depletion rates used. Changes to depletion rates are accounted for prospectively.

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [40]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

3.3.	Impairment of Assets

The Company assesses each precious metal purchase agreement at the end of every reporting period to determine whether any indication of impairment exists. If such an indication exists, the recoverable amount of the precious metal purchase agreement is estimated in order to determine the extent of the impairment (if any). The calculation of the recoverable amount requires the use of estimates and assumptions such as long-term commodity prices, discount rates, recoverable ounces of silver and gold, and operating performance.

3.4.	Valuation of Stock Based Compensation

The Company has various forms of stock based compensation, including share purchase options, restricted share units (“RSUs”) and performance share units (“PSUs”). The calculation of the fair value of share purchase options, RSUs and PSUs issued requires the use of estimates as more fully described in Notes 15.2, 15.3, and 16.1, respectively.

3.5.	Provisionally Priced Concentrate Sales

The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes and adjusted to fair value through revenue each reporting period, until the date of final settlement. The calculation of the fair value of the embedded derivative requires the use of estimates and assumptions related to the future price of silver and/or gold.

3.6.	Contingencies

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (“CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years. By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. If the Company is unable to resolve any of these matters favorably, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

Critical Accounting Judgments1

3.7.	Functional Currency

The functional currency for each of the Company’s subsidiaries is the currency of the primary economic environment in which the entity operates. As a result of the following factors, the Company has determined that the functional currency of each entity is the US dollar:

•	The Company’s revenue is denominated in US dollars;
•	The Company’s cash cost of sales is denominated in US dollars;
•	The majority of the Company’s cash is held in US dollars; and
•	The Company generally seeks to raise capital in US dollars.

Determination of the functional currency may involve certain judgments to determine the primary economic environment and the Company reconsiders the functional currency of its entities if there is a change in events and conditions which determined the primary economic environment.

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the Management’s Discussion and Analysis (“MD&A”) for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [41]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

3.8.	Income Taxes

The interpretation and application of existing tax laws, regulations or rules in Canada, the Cayman Islands, Barbados, Luxembourg, the Netherlands or any of the countries in which the mining operations are located or to which shipments of silver or gold are made requires the use of judgment. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on facts and circumstances of the relevant tax position considering all available evidence. Differing interpretation of these laws, regulations or rules could result in an increase in the Company’s taxes, or other governmental charges, duties or impositions.

In assessing the probability of realizing deferred income tax assets, the Company makes estimates related to expectations of future taxable income and expected timing of reversals of existing temporary differences. Such estimates are based on forecasted cash flows from operations which require the use of estimates and assumptions such as long-term commodity prices and recoverable ounces of silver and gold. Therefore, the amount of deferred income tax assets recognized on the balance sheet could be reduced if the actual results differ significantly from forecast. The Company reassesses its deferred income tax assets at the end of each reporting period.

4.	Fair Value Measurements

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 13 – Fair Value Measurements (“IFRS 13”).

Level 1 -	Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 -	Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 -	Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by IFRS 13, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

	March 31, 2015
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$1,685	$-	$1,685	$-
Long-term investments - common shares held	25,157	25,157	-	-
	$26,842	$25,157	$1,685	$-

	December 31, 2014
(in thousands)	Total	Level 1	Level 2	Level 3
Trade receivables from provisional concentrate sales, net of fair value adjustment	$2,343	$-	$2,343	$-
Long-term investments - common shares held	32,872	32,872	-	-
	$35,215	$32,872	$2,343	$-

SILVER WHEATON 2015 FIRST QUARTER REPORT [42]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

The Company’s trade receivables and accrued liabilities from provisional concentrate sales are valued based on forward prices of silver and gold to the expected date of final settlement (Note 5). As such, these receivables and/or liabilities are classified within Level 2 of the fair value hierarchy.

The Company’s long-term investments in common shares held are valued using quoted market prices in active markets and, as such, are classified within Level 1 of the fair value hierarchy. The fair value of the long-term investments in common shares held is calculated as the quoted market price of the common share multiplied by the quantity of shares held by the Company.

Cash and cash equivalents are reported at amortized cost. Other accounts receivables and accounts payables and accrued liabilities are non-interest bearing and are stated at carrying values, which approximate fair values due to the short terms to maturity. Where necessary, other receivables are reported net of allowances for uncollectable amounts.

The Company’s bank debt (Note 13) is reported at amortized cost using the effective interest method. The carrying value of the bank debt approximates its fair value.

5.	Revenue1

	Three Months Ended March 31
(in thousands)	2015		2014
Sales
Silver
Silver credit sales	$76,749	59%	$104,592	63%
Concentrate sales	19,263	15%	22,152	14%
	$96,012	74%	$126,744	77%
Gold
Gold credit sales	$29,707	23%	$30,330	18%
Concentrate sales	4,785	3%	8,305	5%
	$34,492	26%	$38,635	23%
Total sales revenue	$130,504	100%	$165,379	100%

Silver and Gold Credit Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in the form of silver or gold credits, which is then sold through a network of third party brokers or dealers. Revenue from silver and gold credit sales is recognized at the time of the sale of such credits, which is also the date that title to the silver or gold passes to the third party dealer or broker. The Company will occasionally enter into forward contracts in relation to silver or gold deliveries that it is highly confident will occur within a given quarter. No forward contracts were outstanding at March 31, 2015 or March 31, 2014. The sales price is fixed at the delivery date based on either the terms of these short-term forward sales contracts or the spot price of silver or gold.

Concentrate Sales

Under certain precious metal purchase agreements, silver and/or gold is acquired from the mine operator in concentrate form, which is then sold under the terms of the concentrate sales contracts to third-party smelters or traders. Where the Company acquires silver or gold in concentrate form, final silver or gold prices are set on a specified future quotational period (the “Quotational Period”) pursuant to the concentrate sales contracts with third-party smelters, typically one to three months after the shipment date, based on market prices for silver or gold. Revenues and the associated cost of sales are recorded on a gross basis under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted silver and gold prices. Final settlement is based upon the average applicable price for the Quotational Period applied to the actual number of silver or gold ounces recovered calculated using confirmed smelter weights and settlement assays. Final settlement generally occurs from three to six months after shipment. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded on the balance sheet as a derivative asset in Accounts Receivable or as a derivative liability in Accounts Payable and Accrued Liabilities and is adjusted to fair value through revenue each period until the date of final settlement.

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [43]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

At March 31, 2015, the Company had outstanding provisionally priced sales of $8.6 million (December 31, 2014 - $3.5 million) where the quotational period pricing was estimated based on the forward price for silver and gold. These sales consisted of 0.3 million ounces of silver and 2,700 ounces of gold (December 31, 2014 - 0.2 million ounces of silver) which had a fair value gain adjustment of approximately $0.4 million (December 31, 2014 - fair value loss adjustment of approximately $0.1 million) associated with the embedded derivative. For each one cent per ounce increase or decrease in the realized silver price, revenue would increase or decrease by approximately $3,300 (December 31, 2014 - $2,100) and for each one dollar per ounce increase or decrease in the realized gold price, revenue would increase or decrease by approximately $2,700 (December 31, 2014 - $nil).

6.	General and Administrative

		Three Months Ended March 31
(in thousands)	Note	2015	2014
Salaries and benefits
Salaries and benefits, excluding PSUs		$2,968	$3,424
PSUs	16.1	886	1,045
Total salaries and benefits		$3,854	$4,469
Depreciation		96	67
Charitable donations		646	646
Other		1,652	2,746
Cash settled general and administrative		$6,248	$7,928
Equity settled stock based compensation (a non-cash expense)		1,922	2,182
Total general and administrative		$8,170	$10,110

SILVER WHEATON 2015 FIRST QUARTER REPORT [44]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

7.	Other Expense (Income)

		Three Months Ended March 31
(in thousands)	Note	2015	2014
Dividend income		$(57)	$(57)
Interest income		(75)	(28)
Stand-by fees	13	787	715
Amortization of credit facility origination fees - undrawn facilities	13	248	251
Write off of debt issue costs upon the repayment of the NRT Loan	13	1,315	-
Other		79	29
Total other expense (income)		$2,297	$910

Write Off of Debt Issue Costs upon the Repayment of the NRT Loan

As further explained in Note 13, on February 27, 2015, the Company repaid its non-revolving term loan and, as a result, expensed the remaining unamortized debt issue costs of $1.3 million on that date.

8.	Accounts Receivable

		March 31	December 31
(in thousands)	Note	2015	2014
Trade receivables from provisional concentrate sales, net of fair value adjustment	5	$1,685	$2,343
Other receivables		794	1,789
Total accounts receivable		$2,479	$4,132

SILVER WHEATON 2015 FIRST QUARTER REPORT [45]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2015 (US Dollars - Unaudited)

9.	Long-Term Investments

	Mar 31, 2015	Three Months Ended Mar 31, 2015	Dec 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Losses Included in OCI	Fair Value
Bear Creek	$ 12,236	$ (4,000)	$ 16,236
Revett	2,459	(1,414)	3,873
Other	10,462	(2,302)	12,763
Total common shares held	$ 25,157	$ (7,716)	$ 32,872

	Mar 31, 2014	Three Months Ended Mar 31, 2014
(in thousands)	Fair Value	Fair Value Adjustment Gains Included in OCI
Bear Creek	$ 22,201	$ 3,993
Revett	4,256	430
Other	22,488	3,721
Total common shares held	$ 48,945	$ 8,144

The Company’s long-term investments in common shares (“LTI’s”) are held for long-term strategic purposes and not for trading purposes. As such, the Company has elected to reflect any fair value adjustments as a component of other comprehensive income (“OCI”).

By holding these long-term investments, the Company is inherently exposed to various risk factors including currency risk, market price risk and liquidity risk.

SILVER WHEATON 2015 FIRST QUARTER REPORT [46]

Notes to the Condensed Interim Consolidated Financial Statements
Three Months Ended March 31, 2015 (US Dollars - Unaudited)

10.	Silver and Gold Interests

Three Months Ended March 31, 2015
Cost				Accumulated Depletion & Impairment			Carrying Amount Mar 31, 2015
(in thousands)	Balance Jan 1, 2015	Additions	Balance Mar 31, 2015	Balance Jan 1, 2015	Depletion	Balance Mar 31, 2015
Silver interests
San Dimas	$190,331	$-	$190,331	$(37,380)	$(1,671)	$(39,051)	$151,280
Yauliyacu	285,292	-	285,292	(97,814)	(2,059)	(99,873)	185,419
Peñasquito	524,626	-	524,626	(73,481)	(4,478)	(77,959)	446,667
Barrick 1	650,924	2,552	653,476	(45,596)	(2,097)	(47,693)	605,783
Other 2	692,159	-	692,159	(132,412)	(4,689)	(137,101)	555,058
	$2,343,332	$2,552	$2,345,884	$(386,683)	$(14,994)	$(401,677)	$1,944,207
Gold interests
777	$354,459	$-	$354,459	$(110,546)	$(5,454)	(116,000)	$238,459
Sudbury 3	623,864	-	623,864	(40,002)	(6,759)	(46,761)	577,103
Salobo	1,330,311	900,052	2,230,363	(28,109)	(4,111)	(32,220)	2,198,143
Other 4	183,831	2	183,833	(22,192)	(727)	(22,919)	160,914
	$2,492,465	$900,054	$3,392,519	$(200,849)	$(17,051)	$(217,900)	$3,174,619
	$4,835,797	$902,606	$5,738,403	$(587,532)	$(32,045)	$(619,577)	$5,118,826

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
3)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
4)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 FIRST QUARTER REPORT [47]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Year Ended December 31, 2014
Cost					Accumulated Depletion & Impairment					Carrying Amount Dec 31, 2014
(in thousands)	Balance Jan 1, 2014	Additions	Disposal	Balance Dec 31, 2014	Balance Jan 1, 2014	Depletion	Disposal	Impairment	Balance Dec 31, 2014
Silver interests
San Dimas	$190,331	$-	$-	$190,331	$(32,839)	$(4,541)	$-	$-	$(37,380)	$152,951
Yauliyacu	285,292	-	-	285,292	(78,015)	(19,799)	-	-	(97,814)	187,478
Peñasquito	524,626	-	-	524,626	(52,337)	(21,144)	-	-	(73,481)	451,145
Barrick 1	641,155	9,769	-	650,924	(40,048)	(5,548)	-	-	(45,596)	605,328
Other 2, 3, 4, 5	690,182	129,636	(127,659)	692,159	(140,255)	(24,517)	100,511	(68,151)	(132,412)	559,747
	$2,331,586	$139,405	$(127,659)	$2,343,332	$(343,494)	$(75,549)	$100,511	$(68,151)	$(386,683)	$1,956,649
Gold interests
777	$354,459	$-	$-	$354,459	$(74,433)	$(36,113)	-	-	$(110,546)	$243,913
Sudbury 6	623,864	-	-	623,864	(14,410)	(25,592)	-	-	(40,002)	583,862
Salobo	1,330,311	-	-	1,330,311	(7,828)	(20,281)	-	-	(28,109)	1,302,202
Other 7	47,976	135,855	-	183,831	(19,547)	(2,645)	-	-	(22,192)	161,639
	$2,356,610	$135,855	$-	$2,492,465	$(116,218)	$(84,631)	$-	$-	$(200,849)	$2,291,616
	$4,688,196	$275,260	$(127,659)	$4,835,797	$(459,712)	$(160,180)	$100,511	$(68,151)	$(587,532)	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Mineral Park, Cozamin, Neves-Corvo, Stratoni, Campo Morado, Minto, 777, Aljustrel, Constancia, Loma de La Plata and Rosemont silver interests.
3)
As part of an agreement with I’M SGPS dated July 16, 2014, Silver Wheaton agreed to waive its rights to silver contained in copper concentrate at the Aljustrel mine. The Company has reported this agreement as a disposal of the portion of the silver interest related to silver contained in copper concentrate. The Aljustrel mine has been reflected as a component of Other silver interests in these financial statements. The Company has not waived its rights to the silver contained in zinc concentrate at the Aljustrel mine.

4)
Silver Wheaton entered an agreement with Nyrstar Mining Ltd. resulting in the cancellation of the silver purchase agreement relating to the Campo Morado mine in Mexico in exchange for cash consideration of $25 million.

5)
On November 4, 2014, the United States Bankruptcy Court for the District of Delaware approved a settlement agreement which provides for the termination of any claim Silver Wheaton may have against the Mineral Park mine.

6)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
7)	Comprised of the Minto, Constancia and Rosemont gold interests.

SILVER WHEATON 2015 FIRST QUARTER REPORT [48]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

The value allocated to reserves is classified as depletable upon a mining operation achieving first production and is depleted on a unit-of-sale basis over the estimated recoverable proven and probable reserves at the mine. The value associated with resources and exploration potential is allocated at acquisition and is classified as non-depletable until such time as it is transferred to the depletable category, generally as a result of the conversion of resources or exploration potential into reserves.

	March 31, 2015			December 31, 2014
(in thousands)	Depletable	Non- Depletable	Total	Depletable	Non- Depletable	Total
Silver interests
San Dimas	$24,168	$127,112	$151,280	$35,099	$117,852	$152,951
Yauliyacu	53,285	132,134	185,419	51,052	136,426	187,478
Peñasquito	266,953	179,714	446,667	260,082	191,063	451,145
Barrick 1, 2	15,830	589,953	605,783	11,681	593,647	605,328
Other 3	415,779	139,279	555,058	151,410	408,337	559,747
	$776,015	$1,168,192	$1,944,207	$509,324	$1,447,325	$1,956,649
Gold interests
777	$156,086	$82,373	$238,459	$200,935	$42,978	$243,913
Sudbury 4	423,683	153,420	577,103	474,330	109,532	583,862
Salobo	1,806,552	391,591	2,198,143	961,852	340,350	1,302,202
Other 5	153,163	7,751	160,914	18,131	143,508	161,639
	$2,539,484	$635,135	$3,174,619	$1,655,248	$636,368	$2,291,616
	$3,315,499	$1,803,327	$5,118,826	$2,164,572	$2,083,693	$4,248,265

1)	Comprised of the Pascua-Lama, Lagunas Norte, Pierina and Veladero silver interests.
2)	The amount reflected as depletable is based on the value of the reserves relating to the Lagunas Norte, Pierina and Veladero silver interests.
3)	Comprised of the Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Aljustrel, Loma de La Plata, Constancia and Rosemont silver interests.
4)	Comprised of the Coleman, Copper Cliff, Garson, Stobie, Creighton, Totten and Victor gold interests.
5)	Comprised of the Minto, Constancia and Rosemont gold interests.

Salobo

On February 28, 2013, the Company entered into an agreement to acquire from Vale S.A. ("Vale") an amount of gold equal to 25% of the life of mine gold production from its currently producing Salobo mine, located in Brazil. Silver Wheaton made a total upfront cash payment of $1.33 billion on March 12, 2013 and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% beginning in 2016) or the prevailing market price per ounce of gold delivered.

On March 2, 2015, the Company announced that it had agreed to amend its agreement with Vale to acquire an additional amount of gold equal to 25% of the life of mine gold production from any minerals from the Salobo mine that enter the Salobo processing facilities from and after January 1, 2015. This acquisition is in addition to the 25% of the Salobo mine gold production that the Company acquired pursuant to its agreement in 2013 and brings the Company’s total entitlement to an amount equal to 50% of the life-of-mine gold production from the Salobo mine. Under the terms of the amended agreement, Silver Wheaton has made a total upfront cash payment of $900 million for the additional 25% gold interest and, in addition, will make ongoing payments of the lesser of $400 per ounce of gold (subject to an inflationary adjustment of 1% commencing in 2017) or the prevailing market price per ounce of gold delivered. In addition, the terms of the existing gold stream on Salobo were modified so that the annual inflationary adjustment that was scheduled to start in 2016 will now start coincident with this stream in 2017.

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

SILVER WHEATON 2015 FIRST QUARTER REPORT [49]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

11.	Early Deposit – Gold Interest

On November 11, 2013, the Company entered into a life of mine early deposit precious metal purchase agreement (the “Early Deposit Agreement”) to acquire from Sandspring Resources Ltd. ("Sandspring") an amount of gold equal to 10% of the gold production from its Toroparu project (“Toroparu”) located in the Republic of Guyana, South America.  Under the Early Deposit Agreement, Silver Wheaton was to pay Sandspring total cash consideration of $148.5 million, of which $13.5 million has been paid to date, with the additional $135 million to be payable on an installment basis to partially fund construction of the mine.

On April 22, 2015, the Company amended its Early Deposit Agreement to include the acquisition of an amount equal to 50% of the silver production from Toroparu.  Silver Wheaton will make a total upfront cash payment of $5.0 million in connection with this amendment, of which $2.0 million will be paid in four equal installments over the course of 2015, subject to the satisfaction of certain conditions, with the remainder to be payable on an installment basis to partially fund construction of the mine.  In addition, Silver Wheaton will make ongoing payments of the lesser of $3.90 per ounce of silver (subject to an inflationary adjustment of 1% beginning in the fourth year of production) or the prevailing market price per ounce of silver delivered.  As a result of the addition of the silver stream to the Early Deposit Agreement, Silver Wheaton will now pay Sandspring total consideration of $153.5 million.

Under the amended Early Deposit Agreement, the due date for the feasibility study, environmental study and impact assessment and other related documents (collectively the “Feasibility Documentation”) was extended to December 31, 2016. There will be a 60 day period following the delivery of a Feasibility Documentation, or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, where Silver Wheaton may elect not to proceed with the Early Deposit Agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2 million.

12.	Royalty Agreement

On August 7, 2014, the Company purchased a 1.5% net smelter return royalty interest (the “Royalty”) in the Metates properties from Chesapeake Gold Corp. (“Chesapeake”) for $9 million. Under the terms of the agreement, at any time prior to August 7, 2019, Chesapeake may reacquire two-thirds (⅔) of the Royalty, or 1%, for the sum of $9 million. The Company also has a right of first refusal on any silver streaming, royalty or any other transaction on the Metates properties.

SILVER WHEATON 2015 FIRST QUARTER REPORT [50]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

13.	Bank Debt

	March 31, 2015
(in thousands)	NRT Loan 1	Revolving Facility ²	Total
Current portion	$-	$-	$-
Long-term portion	-	800,000	800,000
Gross bank debt outstanding³	$-	$800,000	$800,000
Interest capitalized during the period	$1,533	$1,019	$2,552
Interest expensed during the period	1,332	168	1,500
Total interest incurred during the period	$2,8654	$1,187	$4,052
Effective interest rate	1.72%	1.98%	1.80%

1)	The NRT Loan was fully repaid on February 27, 2015.
2)	The Company incurred stand-by fees of $0.8 million related to the undrawn portion of the Revolving Facility during the three months ended March 31, 2015.
3)	There is $7.2 million unamortized debt issue costs associated with the Revolving Facility which have been recorded as an asset under the classification Other.
4)
Interest costs incurred under the NRT Loan and the Revolving Facility during the three months ended March 31, 2015 includes the amortization of debt issue costs in the amount of $167,000 and $40,000, respectively.

	December 31, 2014
(in thousands)	NRT Loan	Revolving Facility 1	Total
Current portion	$-	$-	$-
Long-term portion	1,000,000	-	1,000,000
Gross bank debt outstanding	$1,000,000	$-	$1,000,000
Less: unamortized debt issue costs²	(1,482)	-	(1,482)
Net bank debt outstanding	$998,518	$-	$998,518
Three months ended March 31, 2014:
Interest capitalized during the period	$3,131	$-	$3,131
Interest expensed during the period	1,108	-	1,108
Total interest incurred during the period	$4,239³	$-	$4,239
Effective interest rate	1.70%	n/a	1.70%

1)	The Company incurred stand-by fees of $0.7 million related to the undrawn portion of the Revolving Facility during the three months ended March 31, 2014.
2)
In addition to the $1.5 million unamortized debt issue costs associated with the NRT Loan, there was $3.2 million unamortized debt issue costs at December 31, 2014 associated with the Revolving Facility which have been recorded as an asset under the classification Other.

3)	Interest costs incurred under the NRT Loan during three months ended March 31, 2014 includes the amortization of debt issue costs in the amount of $213,000.

On February 27, 2015 the Company amended its Revolving Facility by increasing the available credit from $1 billion to $2 billion and extending the term by 2 years, with the facility now maturing on February 27, 2020. As part of the amendment, the financial covenants were amended to require the Company to maintain: (i) a net debt to tangible net worth ratio of less than or equal to 0.75:1; and (ii) an interest coverage ratio of greater than or equal to 3.00:1. These covenants replaced the previously applicable leverage ratio and tangible net worth covenants.

On February 27, 2015, the Company used proceeds drawn from this amended Revolving Facility together with cash on hand to repay the $1 billion of debt previously outstanding under its non-revolving term loan and terminated that loan.

SILVER WHEATON 2015 FIRST QUARTER REPORT [51]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

At the Company’s option, amounts drawn under the Revolving Facility incur interest based on the Company’s leverage ratio at either (i) LIBOR plus 1.20% to 2.20% or; (ii) the Bank of Nova Scotia’s Base Rate plus 0.20% to 1.20%. Undrawn amounts under the Revolving Facility are subject to a stand-by fee of 0.24% to 0.44% per annum, dependent on the Company’s leverage ratio.

The Revolving Facility can be drawn down at any time to finance acquisitions, investments or for general corporate purposes.

The Company is in compliance with the debt covenants described above.

The Company’s bank debt is classified as a financial liability and reported at amortized cost using the effective interest method.

The required principal payments under the Revolving Facility over the remaining terms are as follows:

Fiscal Year	Revolving Facility

2015	$-
2016	-
2017	-
2018	-
2019	-
Thereafter	800,000
$800,000

14.	Issued Capital

		March 31	December 31
(US dollars in thousands)	Note	2015	2014
Issued capital
Share capital issued and outstanding: 403,969,215 common shares (December 31, 2014: 364,777,928 common shares)	14.1	$2,815,338	$2,037,923

SILVER WHEATON 2015 FIRST QUARTER REPORT [52]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

14.1.	Shares Issued

The Company is authorized to issue an unlimited number of common shares having no par value and an unlimited number of preference shares issuable in series. As at March 31, 2015, the Company had no preference shares outstanding.

A continuity schedule of the Company’s issued and outstanding common shares from January 1, 2014 to March 31, 2015 is presented below:
	Number of Shares	Weighted Average Price
At January 1, 2014	357,396,778
Share purchase options exercised ¹	1,666	Cdn$9.08
Restricted share units released ¹	22,088	$0.00
At March 31, 2014	357,420,532
Shares issued ²	6,112,282	US$22.09
Share purchase options exercised ¹	598,496	Cdn$13.03
Dividend reinvestment plan ³	646,618	US$21.08
At December 31, 2014	364,777,928
Shares issued 4	38,930,000	US$20.55
Share purchase options exercised ¹	229,000	Cdn$15.89
Restricted share units released ¹	32,287	$0.00
At March 31, 2015	403,969,215

1)	The weighted average price of share purchase options exercised and restricted share units released represents the respective exercise price.
2)
The Company issued 6,112,282 common shares at an average price of $22.09 per share in satisfaction of the $135 million upfront cash payment to Hudbay Minerals Inc. for the Constancia gold interest, which was due once capital expenditures of $1.35 billion had been incurred at Constancia.

3)
The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares. The weighted average price for common shares issued under the DRIP represents the volume weighted average price of the common shares on the five trading days preceding the dividend payment date, less a discount of 3%.

4)
In connection with the amended Salobo precious metal purchase agreement (Note 10), the Company raised gross proceeds of $800 million through the issuance of 38,930,000 common shares at $20.55 per share.

14.2.	Dividends Declared

During the three months ended March 31, 2015, the Company declared dividends to its shareholders in the amount of $0.05 per common share for total dividends of $20.2 million, which was paid on April 14, 2015. For the comparable period in 2014, the Company declared dividends to its shareholders of $0.07 per common share for total dividends of $25.0 million, which was paid on April 15, 2014.

As at March 31, 2015, cumulative dividends of $461.1 million have been declared by the Company.

SILVER WHEATON 2015 FIRST QUARTER REPORT [53]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

15.	Reserves

	Note	March 31	December 31
(in thousands)		2015	2014
Reserves
Share purchase warrants	15.1	$53,717	$53,717
Share purchase options	15.2	24,661	24,214
Restricted share units	15.3	2,700	3,307
Long-term investment revaluation reserve, net of tax	15.4	(117,795)	(110,079)
Total reserves		$(36,717)	$(28,841)

15.1.	Share Purchase Warrants

A continuity schedule of the Company’s share purchase warrants (“warrants”) from January 1, 2014 to March 31, 2015 is presented below:
	Warrants Outstanding	Weighted Average Exercise Price	Exchange Ratio	Share Purchase Warrants Reserve
At December 31, 2014 and March 31, 2015	10,000,000	$65.00	1.00	$53,717

In connection with the Company’s acquisition of the Sudbury gold interest, on February 28, 2013, the Company issued to Vale warrants to purchase 10 million shares of Silver Wheaton common stock at an exercise price of $65 per warrant. The warrants, which expire on February 28, 2023, were valued using a Black-Scholes option pricing model.

Each warrant entitles the holder the right to purchase one of the Company’s common shares.

15.2.	Share Purchase Options

The Company has established an equity settled share purchase option plan whereby the Company’s Board of Directors may, from time to time, grant options to employees or consultants. The maximum term of any share purchase option may be ten years, but generally options are granted for five years. The exercise price of an option is not less than the closing price on the TSX on the last trading day preceding the grant date. The vesting period of the options is determined at the discretion of the Company’s Board of Directors at the time the options are granted, but generally vest over a period of two years.

Each share purchase option converts into one common share of Silver Wheaton on exercise. No amounts are paid or payable by the recipient on receipt of the option. The options do not carry rights to dividends or voting rights. Options may be exercised at any time from the date of vesting to the date of their expiry, subject to certain black-out periods.

The Company expenses the fair value of share purchase options that are expected to vest on a straight-line basis over the vesting period using the Black-Scholes option pricing model to estimate the fair value for each option at the date of grant. The Black-Scholes model was developed for use in estimating the fair value of traded options that have no vesting restrictions. The model requires the use of subjective assumptions, including expected share price volatility; historical data has been considered in setting the assumptions. Expected volatility is determined by considering the trailing 30-month historic average share price volatility. The weighted average fair value of share purchase options granted and principal assumptions used in applying the Black-Scholes option pricing model are as follows:

SILVER WHEATON 2015 FIRST QUARTER REPORT [54]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

	Three Months Ended March 31
	2015	2014
Black-Scholes weighted average assumptions
Grant date share price and exercise price	Cdn$25.48	Cdn$26.07
Expected dividend yield	1.06%	1.18%
Expected volatility	35%	40%
Risk-free interest rate	0.44%	1.15%
Expected option life, in years	2.5	2.5
Weighted average fair value per option granted	Cdn$5.23	Cdn$6.24

A continuity schedule of the Company’s share purchase options reserve from January 1, 2014 to March 31, 2015 is presented below:
(in thousands)	Share Purchase Options Reserve
At January 1, 2014	$ 19,443
Recognition of fair value of share purchase options issued	1,925
Share purchase options exercised	(4)
At March 31, 2014	$ 21,364
Recognition of fair value of share purchase options issued	5,274
Share purchase options exercised	(2,424)
At December 31, 2014	$ 24,214
Recognition of fair value of share purchase options issued	1,687
Share purchase options exercised	(1,240)
At March 31, 2015	$ 24,661

During the three months ended March 31, 2015, the Company issued 1,012,700 share purchase options with a weighted average exercise price of Cdn$25.48 and a fair value of $4.2 million or Cdn$5.23 per option. For the comparable period in 2014, the Company issued 1,098,000 share purchase options with a weighted average exercise price of Cdn$26.07 and a fair value of $6.1 million or Cdn$6.24 per option.

Equity settled stock based compensation expense during the three months ended March 31, 2015 included the recognition of $1.7 million of the fair value of the share purchase options issued, compared to $1.9 million during the comparable period in 2014.

At March 31, 2015, there were 4,285,300 share purchase options outstanding with a weighted average exercise price of Cdn$28.34 per option. For the comparable period in 2014, there were 4,126,096 share purchase options outstanding with a weighted average exercise price of Cdn$26.75 per option.

SILVER WHEATON 2015 FIRST QUARTER REPORT [55]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

A continuity schedule of the Company’s outstanding share purchase options from January 1, 2014 to March 31, 2015 is presented below:

	Number of Options Outstanding	Weighted Average Exercise Price
At January 1, 2014	3,029,762	Cdn$27.28
Granted (fair value - $6.1 million or Cdn$6.24 per option)	1,098,000	26.07
Exercised	(1,666)	9.08
At March 31, 2014	4,126,096	Cdn$26.75
Granted (fair value - $0.1 million or Cdn$6.53 per option)	17,000	27.29
Exercised	(598,496)	13.03
Forfeited	(43,000)	33.85
At December 31, 2014	3,501,600	Cdn$28.93
Granted (fair value - $4.2 million or Cdn$5.23 per option)	1,012,700	25.48
Exercised	(229,000)	15.89
At March 31, 2015	4,285,300	Cdn$28.34

As it relates to share purchase options, during the three months ended March 31, 2015, the weighted average share price at the time of exercise was Cdn$24.61 per share, as compared to Cdn$26.19 per share during the comparable period in 2014.

15.3.	Restricted Share Units (“RSUs”)

RSUs give the holder the right to receive a specified number of common shares at the specified vesting date. RSUs generally vest over a period of two years. Compensation expense related to RSUs is recognized over the vesting period based upon the fair value of the Company’s common shares on the grant date and the awards that are expected to vest. The fair value is calculated with reference to the closing price of the Company’s common shares on the TSX on the business day prior to the date of grant.

RSU holders receive a cash payment based on the dividends paid on the Company’s common shares in the event that the holder of a vested RSU has elected to defer the release of the RSU to a future date. This cash payment is reflected as a component of net earnings under the classification General and Administrative.

A continuity schedule of the Company’s restricted share units reserve from January 1, 2014 to March 31, 2015 is presented below:

(in thousands)	Restricted Share Units Reserve
At January 1, 2014	$ 2,833
Recognition of fair value of RSUs issued	257
Restricted share units released	(521)
At March 31, 2014	$ 2,569
Recognition of fair value of RSUs issued	738
At December 31, 2014	$ 3,307
Recognition of fair value of RSUs issued	235
Restricted share units released	(842)
At March 31, 2015	$ 2,700

SILVER WHEATON 2015 FIRST QUARTER REPORT [56]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

During the three months ended March 31, 2015, the Company issued 38,000 RSUs with a fair value of $0.8 million or Cdn$25.48 per RSU. For the same period in 2014, the Company issued 38,000 RSUs with a fair value of $0.9 million or Cdn$26.07 per RSU.

Equity settled stock based compensation expense during the three months ended March 31, 2015 included the recognition of $0.2 million of the fair value of RSUs issued, compared to $0.3 million during the comparable period in 2014.

At March 31, 2015, there were 170,317 RSUs outstanding. For the comparable period in 2014, there were 164,604 RSUs outstanding.

15.4.	Long-Term Investment Revaluation Reserve

The Company’s long-term investments in common shares (Note 9) are held for long-term strategic purposes and not for trading purposes. Upon the application of IFRS 9, Financial Instruments, the Company has chosen to designate these long-term investments in common shares as financial assets with fair value adjustments being recorded as a component of OCI as it believes that this provides a more meaningful presentation for long-term strategic investments, rather than reflecting changes in fair value as a component of net earnings. As some of these long-term investments are denominated in Canadian dollars, changes in their fair value is affected by both the change in share price in addition to changes in the Cdn$/US$ exchange rate.

Where the fair value of a long-term investment in common shares held exceeds its tax cost, the Company recognizes a deferred income tax liability. To the extent that the value of the long-term investment subsequently declines, the deferred income tax liability is reduced. However, where the fair value of the long-term investment decreases below the tax cost, the Company does not recognize a deferred income tax asset on the unrealized capital loss unless it is probable that the Company will generate future capital gains to offset the loss.

A continuity schedule of the Company’s long-term investment revaluation reserve from January 1, 2014 to March 31, 2015 is presented below:

	Change in Fair Value due to:
(in thousands)	Share Price	Foreign Exchange	Tax Effect	Total
At January 1, 2014	$(123,744)	$21,594	$539	$(101,611)
Unrealized loss on LTIs 1	10,063	(1,919)	-	8,144
At March 31, 2014	$(113,681)	$19,675	$539	$(93,467)
Unrealized loss on LTIs 1	(15,047)	(1,026)	-	(16,073)
Reallocate reserve to retained earnings	-	-	(539)	(539)
At December 31, 2014	$(128,728)	$18,649	$-	$(110,079)
Unrealized loss on LTIs 1	(5,369)	(2,347)	-	(7,716)
At March 31, 2015	$(134,097)	$16,302	$-	$(117,795)

1)	LTI’s refers to long-term investments in common shares held.

16.	Stock Based Compensation

The Company’s stock based compensation consists of share purchase options (Note 15.2), restricted share units (Note 15.3) and performance share units (Note 16.1). The accrued value of share purchase options and restricted share units are reflected as reserves in the shareholder’s equity section of the Company’s balance sheet while the accrued value associated with performance share units is reflected as an accrued liability.

SILVER WHEATON 2015 FIRST QUARTER REPORT [57]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

16.1.	Performance Share Units (“PSUs”)

The Company has established a Performance Share Unit Plan (“the PSU plan”) whereby PSUs will be issued to eligible employees as determined by the Company’s Board of Directors or the Company’s Compensation Committee. PSUs issued under the PSU plan entitle the holder to a cash payment at the end of a three year performance period equal to the number of PSUs granted, multiplied by a performance factor and multiplied by the fair market value of a Silver Wheaton common share on the expiry of the performance period. The performance factor can range from 0% to 200% and is determined by comparing the Company’s total shareholder return to those achieved by various peer companies, the price of silver and the Philadelphia Gold and Silver Index.

The PSUs accumulate dividend equivalents in the form of additional units based on the dividends paid on the Company’s common shares. Compensation expense for the PSUs is recorded on a straight-line basis over the three year vesting period. The amount of compensation expense is adjusted at the end of each reporting period to reflect (i) the fair value of common shares; (ii) the number of PSUs anticipated to vest; and (iii) the anticipated performance factor.

During the three months ended March 31, 2015, the Company issued 216,200 PSUs as compared to 267,250 PSUs during the comparable period of the previous year.

General and administrative expense during the three months ended March 31, 2015 included a $0.9 million accrual related to the anticipated fair value of the PSUs issued using a performance factor ranging from 100% to 135%, compared to a $1.0 million accrual during the comparable period in 2014 using a performance factor ranging from 85% to 144%.

A continuity schedule of the Company’s outstanding PSUs (assuming a performance factor of 100% is achieved over the performance period) from January 1, 2014 to March 31, 2015 is presented below:

Number of PSUs outstanding
At January 1, 2014	276,912
Granted	267,250
Paid	(34,873)
Forfeited	(3,050)
At March 31, 2014	506,239
Granted	3,500
Dividend equivalent participation	5,875
Paid	(3,624)
Forfeited	(39)
At December 31, 2014	511,951
Granted	216,200
Paid	(5,207)
At March 31, 2015	722,944

17.	Earnings per Share (“EPS”) and Diluted Earnings per Share (“Diluted EPS”)

Diluted earnings per share is calculated using the treasury method which assumes that outstanding share purchase options and warrants, with exercise prices that are lower than the average market price for the relevant period, are exercised and the proceeds are used to purchase shares of the Company at the average market price of the common shares for the relevant period.

Diluted EPS is calculated based on the following weighted average number of shares outstanding:

SILVER WHEATON 2015 FIRST QUARTER REPORT [58]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

	Three Months Ended March 31
(in thousands)	2015	2014
Basic weighted average number of shares outstanding	370,844	357,398
Effect of dilutive securities
Share purchase options	105	392
Share purchase warrants	-	-
Restricted share units	166	150
Diluted weighted average number of shares outstanding	371,115	357,940

The following table lists the number of share purchase options and share purchase warrants excluded from the computation of diluted earnings per share because the exercise prices exceeded the average market value of the common shares of Cdn$26.44, compared to Cdn$26.03 for the comparable period in 2014.

	Three Months Ended March 31
(in thousands)	2015	2014
Share purchase options	2,292	3,061
Share purchase warrants	10,000	10,000
Total	12,292	13,061

18.	Supplemental Cash Flow Information

	Three Months Ended March 31
(in thousands)	2015	2014
Change in non-cash working capital
Accounts receivable	$1,653	$(445)
Accounts payable and accrued liabilities	(1,516)	(3,320)
Other	13	(367)
Total change in non-cash working capital	$150	$(4,132)

	March 31	December 31
(in thousands)	2015	2014
Cash and cash equivalents comprised of:
Cash	$88,008	$118,832
Cash equivalents	-	189,266
Total cash and cash equivalents	$88,008	$308,098

Cash equivalents include short-term deposits, treasury bills, commercial paper, bankers’ depository notes and bankers’ acceptances with terms to maturity of less than three months.

SILVER WHEATON 2015 FIRST QUARTER REPORT [59]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

19.	Income Taxes

Income tax recognized in net earnings is comprised of the following:

	Three Months Ended March 31
(in thousands)	2015	2014
Current income tax expense related to foreign jurisdictions	$46	$54
Deferred income tax (recovery) expense
Origination and reversal of temporary differences	$(317)	$(40)
Write down of previously recognized temporary differences	3,253	-
Total deferred income tax expense (recovery)	$2,936	$(40)
Income tax expense recognized in net earnings	$2,982	$14

Income tax recognized directly in equity is comprised of the following:

	Three Months Ended March 31
(in thousands)	2015	2014
Deferred income tax recovery relating to share issue costs recognized directly in equity	$(3,745)	$-

The provision for income taxes differs from the amount that would be obtained by applying the statutory income tax rate to consolidated earnings before income taxes due to the following:

	Three Months Ended March 31
(in thousands)	2015	2014
Earnings before income taxes	$52,401	$79,823
Canadian federal and provincial income tax rates	26.00%	26.00%
Income tax expense based on above rates	$13,624	$20,754
Non-deductible stock based compensation and other	614	695
Differences in tax rates in foreign jurisdictions	(15,472)	(21,435)
Current period unrecognized temporary differences	963	-
Write down of previously recognized temporary differences	3,253	-
Income tax expense	$2,982	$14

SILVER WHEATON 2015 FIRST QUARTER REPORT [60]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

The majority of the Company’s income generating activities, including the sale of silver and gold, is conducted by its 100% owned subsidiary SW Caymans, which operates in the Cayman Islands and is not subject to income tax.

The recognized deferred income tax assets and liabilities are offset on the balance sheet. The movement in deferred income tax assets and liabilities for the three months ended March 31, 2015 and the year ended December 31, 2014 is shown below:

	Three Months Ended March 31, 2015
	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recovery Recognized In Shareholders' Equity	Closing Balance
Recognized deferred income tax assets and liabilities
Deferred tax assets
Non-capital losses	$14,069	$(632)	$-	$13,437
Financing fees	1,422	(869)	3,745	4,298
Other	2,111	(1,486)	-	625
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(18,348)	72	-	(18,276)
Other	(112)	(21)	-	(133)
Total	$(942)	$(2,936)	$3,745	$(133)

	Year Ended December 31, 2014
Recognized deferred income tax assets and liabilities	Opening Balance	Recovery (Expense) Recognized In Net Earnings	Recognized In Shareholders' Equity	Closing Balance
Deferred tax assets
Non-capital losses	$12,437	$1,632	$-	$14,069
Financing fees	1,725	(303)	-	1,422
Other	1,333	778	-	2,111
Deferred tax liabilities
Interest capitalized for accounting	(84)	-	-	(84)
Silver and gold interests	(17,547)	(801)	-	(18,348)
Other	(55)	(57)	-	(112)
Total	$(2,191)	$1,249	$-	$(942)

SILVER WHEATON 2015 FIRST QUARTER REPORT [61]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Deferred income tax assets in Canada not recognized are shown below:

	March 31	December 31
	2015	2014
Capital losses	$8,947	$8,947
Unrealized losses on long-term investments	16,132	15,129
Non-capital losses	1,933	-
Financing fees	5,044	-
Other	1,633	-
Total	$33,689	$24,076

SILVER WHEATON 2015 FIRST QUARTER REPORT [62]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

20.	Commitments and Contingencies1

The following table summarizes the Company’s commitments to pay for silver and gold to which it has the contractual right pursuant to the precious metal purchase agreements:

Silver and Gold Interests	Attributable Payable Production to be Purchased		Per Ounce Cash Payment 1, 2		Term of Agreement	Date of Original Contract
	Silver	Gold	Silver	Gold
San Dimas	100% 3	0%	$4.20	n/a	Life of Mine	15-Oct-04
Yauliyacu	100% 4	0%	$4.20	n/a	20 years	23-Mar-06
Peñasquito	25%	0%	$4.07	n/a	Life of Mine	24-Jul-07
777	100%	100%/50% 5	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Salobo	0%	50%	n/a	$400	Life of Mine	28-Feb-13
Sudbury	0%	70%	n/a	$400	20 years	28-Feb-13
Barrick
Pascua-Lama	25%	0%	$3.90	n/a	Life of Mine	8-Sep-09
Lagunas Norte	100%	0%	$3.90	n/a	8.5 years	8-Sep-09
Pierina	100%	0%	$3.90	n/a	8.5 years 7	8-Sep-09
Veladero	100% 8	0%	$3.90	n/a	8.5 years	8-Sep-09
Other
Los Filos	100%	0%	$4.24	n/a	25 years	15-Oct-04
Zinkgruvan	100%	0%	$4.25	n/a	Life of Mine	8-Dec-04
Stratoni	100%	0%	$4.14	n/a	Life of Mine	23-Apr-07
Minto	100%	100% 9	$4.06	$312	Life of Mine	20-Nov-08
Cozamin	100%	0%	$4.24	n/a	10 years	4-Apr-07
Neves-Corvo	100%	0%	$4.10	n/a	50 years	5-Jun-07
Aljustrel	100% 10	0%	$4.06	n/a	50 years	5-Jun-07
Keno Hill	25%	0%	$3.90¹¹	n/a	Life of Mine	2-Oct-08
Rosemont	100%	100%	$3.90	$450	Life of Mine	10-Feb-10
Loma de La Plata	12.5%	0%	$4.00	n/a	Life of Mine	n/a 12
Constancia	100%	50% 13	$5.90⁶	$400⁶	Life of Mine	8-Aug-12
Early Deposit
Toroparu	50% 14	10% 14	$3.90	$400	Life of Mine	11-Nov-13

1)	Subject to an annual inflationary adjustment with the exception of Loma de La Plata and Sudbury.
2)	Should the prevailing market price for silver or gold be lower than this amount, the per ounce cash payment will be reduced to the prevailing market price, with the exception of Yauliyacu.
3)	Silver Wheaton is committed to purchase from Primero a per annum amount equal to the first 6 million ounces of payable silver produced at San Dimas and 50% of any excess.
4)
To a maximum of 4.75 million ounces per annum. In the event that silver sold and delivered to Silver Wheaton in any year totals less than 4.75 million ounces, the amount sold and delivered to Silver Wheaton in subsequent years will be increased to make up for any cumulative shortfall, to the extent production permits. The cumulative shortfall as at March 23, 2015, representing the nine year anniversary, was 19.7 million ounces.

5)
The Company’s share of gold production at 777 will remain at 100% until the later of the end of 2016 or the satisfaction of a completion test relating to Hudbay’s Constancia project, after which it will be reduced to 50% for the remainder of the mine life.

6)	Subject to an increase to $9.90 per ounce of silver and $550 per ounce of gold after the initial 40 year term.
7)	As per Barrick’s disclosure, closure activities were initiated at Pierina in August 2013.
8)	Silver Wheaton's attributable silver production is subject to a maximum of 8% of the silver contained in the ore processed at Veladero during the period.
9)	The Company is committed to acquire 100% of the first 30,000 ounces of gold produced per annum and 50% thereafter.
10)	Silver Wheaton only has the rights to silver contained in concentrate containing less than 15% copper at the Aljustrel mine.
11)
In June 2014, the Company amended its silver purchase agreement with Alexco to increase the production payment to be a function of the silver price at the time of delivery. In addition, the area of interest was expanded to include properties currently owned by Alexco and properties acquired by Alexco in the future which fall within a one kilometer radius of existing Alexco holdings in the Keno Hill Silver District. The amended agreement is conditional on Alexco paying Silver Wheaton $20 million by December 31, 2015.

12)	Terms of the agreement not yet finalized.
13)	Gold recoveries will be set at 55% for the Constancia deposit and 70% for the Pampacancha deposit until 265,000 ounces of gold have been delivered to the Company.
14)
During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

1
Statements made in this section contain forward-looking information. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [63]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Other Contractual Obligations and Contingencies

	Obligations With Scheduled Payment Dates					Other Commitments
(in thousands)	2015	2016 - 2018	2019 - 2020	After 2020	Sub-Total		Total
Bank debt 1	$-	$-	$800,000	$-	$800,000	$-	$800,000
Interest 2	9,453	63,837	31,345	-	104,635	-	104,635
Silver and gold interest payments 3
Rosemont 4	-	-	-	-	-	231,150	231,150
Loma de La Plata	-	-	-	-	-	32,400	32,400
Toroparu	2,000	-	-	-	2,000	138,000	140,000
Operating leases	1,007	4,056	2,352	3,880	11,295	-	11,295
Other	2,641	-	-	-	2,641	-	2,641
Total contractual obligations	$15,101	$67,893	$833,697	$3,880	$920,571	$401,550	$1,322,121

1)	At March 31, 2015, the Company had $800 million outstanding on the Revolving Facility.
2)	As the applicable interest rates are floating in nature, the interest charges are estimated based on market-based forward interest rate curves at the end of the reporting period.
3)	Does not reflect the contingent payment due related to the Salobo gold purchase agreement (see the Salobo section, below).
4)	Includes contingent transaction costs of $1.1 million.

Rosemont

In connection with the Rosemont precious metal purchase agreement, the Company is committed to pay Hudbay total upfront cash payments of $230 million on an installment basis to partially fund construction of the Rosemont mine once certain milestones are achieved, including the receipt of key permits and securing the necessary financing to complete construction of the mine.

Loma de La Plata

In connection with the Company’s election to convert the debenture with Pan American Silver Corp. (“Pan American”) into a silver purchase agreement, the Company is committed to pay Pan American total upfront cash payments of $32.4 million following the satisfaction of certain conditions, including Pan American receiving all necessary permits to proceed with the mine construction.

Salobo

Vale has recently completed the expansion of the mill throughput capacity at the Salobo mine to 24 million tonnes per annum (“Mtpa”) from its previous 12 Mtpa. If actual throughput is expanded above 28 Mtpa within a predetermined period, Silver Wheaton will be required to make an additional payment to Vale based on a set fee schedule ranging from $88 million if throughput is expanded beyond 28 Mtpa by January 1, 2036, up to $720 million if throughput is expanded beyond 40 Mtpa by January 1, 2018.

Toroparu

In connection with the Toroparu early deposit precious metal purchase agreement, the Company is committed to pay Sandspring an additional $140 million, with $2 million to be paid in four equal installments over the course of 2015, subject to the satisfaction of certain conditions, and $138 million to be payable on an installment basis to partially fund construction of the mine. During the 60 day period following the delivery of a feasibility study, environmental study and impact assessment, and other related documents (collectively, the “Feasibility Documentation”), or after December 31, 2016 if the Feasibility Documentation has not been delivered to Silver Wheaton by such date, Silver Wheaton may elect not to proceed with the precious metal purchase agreement, at which time Silver Wheaton will be entitled to a return of the amounts advanced less $2.0 million which is non-refundable or, at Sandspring’s option, the gold stream percentage will be reduced from 10% to 0.909% and the silver stream percentage will be reduced from 50% to nil. Silver Wheaton may also elect to terminate the Early Deposit Agreement upon the occurrence of certain events prior to the payment of any initial construction payment and elect to reduce the stream percentages or obtain a return of the amounts advanced less $2.0 million.

SILVER WHEATON 2015 FIRST QUARTER REPORT [64]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Other1

Due to the size, complexity and nature of the Company’s operations, various legal and tax matters are outstanding from time to time, including an audit (the “CRA Audit”) by the Canada Revenue Agency (the “CRA”) of the Company’s international transactions covering the 2005 to 2010 taxation years, which is currently ongoing. The Company has not received any notice of reassessment for the 2005 to 2010 taxation years in connection with the CRA Audit. In the event that CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, the Company is prepared to vigorously defend its position.

By their nature, contingencies will only be resolved when one or more future events occur or fail to occur. The assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. Based on information available to management at May 7, 2015, the outstanding legal and tax matters are not expected to have a material adverse effect on the Company. However, if the Company is unable to resolve any of these matters favorably, or if CRA issues one or more notices of reassessment for material amounts of tax, interest and penalties, there may be a material adverse impact on the Company’s financial performance, cash flows or results of operations. In the event that management’s estimate of the future resolution of these matters changes, the Company will recognize the effects of the changes in its consolidated financial statements in the appropriate period relative to when such changes occur.

1
The assessment by management of the expected impact of the CRA Audit on the Company is “forward-looking information”. Statements in respect of the impact of the CRA Audit are based on the expectation that the Company will be successful in challenging any assessment by CRA. Statements in respect of the CRA Audit are subject to known and unknown risks including that the Company’s interpretation of, or compliance with, tax laws, is found to be incorrect. Please see “Cautionary Note Regarding Forward-Looking Statements” in the MD&A for material risks, assumptions and important disclosure associated with this information.

SILVER WHEATON 2015 FIRST QUARTER REPORT [65]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

21.	Segmented Information

Operating Segments

The Company’s reportable operating segments, which are the components of the Company’s business where separate financial information is available and which are evaluated on a regular basis by the Company’s CEO, who is the Company’s chief operating decision maker, for the purpose of assessing performance, are summarized in the tables below:

Three Months Ended March 31, 2015
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas	$32,054	$7,985	$1,671	$22,398	$24,069	$151,280
Yauliyacu	5,289	1,331	2,059	1,899	3,958	185,419
Peñasquito	27,010	6,404	4,478	16,128	20,607	446,667
Barrick 1	10,877	2,527	2,097	6,253	8,350	605,783
Other 2	20,782	5,207	4,689	10,886	15,984	555,058
	$96,012	$23,454	$14,994	$57,564	$72,968	$1,944,207
Gold
777	$7,929	$2,651	$5,454	$(176)	$5,643	$238,459
Sudbury 3	9,682	3,214	6,759	(291)	6,053	577,103
Salobo	12,096	3,918	4,111	4,067	8,178	2,198,143
Other 4	4,785	1,227	727	2,831	3,450	160,914
	$34,492	$11,010	$17,051	$6,431	$23,324	$3,174,619
Total silver and gold interests	$130,504	$34,464	$32,045	$63,995	$96,292	$5,118,826
Corporate
General and administrative				$(8,170)
Other				(6,406)
Total corporate				$(14,576)	$(7,161)	$149,248
Consolidated	$130,504	$34,464	$32,045	$49,419	$89,131	$5,268,074

1)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
2)
Comprised of the operating Los Filos, Zinkgruvan, Cozamin, Neves-Corvo, Stratoni, Minto, 777, Constancia silver interests in addition to the non-operating Keno Hill, Aljustrel, Rosemont and Loma de La Plata silver interests.

3)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Creighton and Totten gold interests in addition to the non-operating Victor gold interest.
4)	Comprised of the operating Minto and Constancia gold interests and the non-operating Rosemont gold interest.

SILVER WHEATON 2015 FIRST QUARTER REPORT [66]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Three Months Ended March 31, 2014
Sales		Cost of Sales	Depletion	Net Earnings	Cash Flow From Operations	Total Assets
(in thousands)
Silver
San Dimas 1	$31,608	$6,376	$1,246	$23,986	$25,232	$156,246
Yauliyacu	22,166	4,520	6,499	11,147	17,646	200,778
Peñasquito	37,562	7,451	5,479	24,632	30,111	466,810
Barrick 2	7,407	1,407	1,177	4,823	6,765	602,315
Other 3	28,001	5,866	5,584	16,551	23,288	670,088
	$126,744	$25,620	$19,985	$81,139	$103,042	$2,096,237
Gold
777	$8,039	$2,517	$5,178	$344	$5,522	$274,848
Sudbury 4	8,812	2,751	5,788	273	6,060	603,666
Salobo	13,479	4,224	4,877	4,378	9,255	1,317,606
Other 5	8,305	1,976	793	5,536	5,886	27,691
	$38,635	$11,468	$16,636	$10,531	$26,723	$2,223,811
Total silver and gold interests	$165,379	$37,088	$36,621	$91,670	$129,765	$4,320,048
Corporate
General and administrative				$(10,110)
Other				(1,751)
Total corporate				$(11,861)	$(14,933)	$156,817
Consolidated	$165,379	$37,088	$36,621	$79,809	$114,832	$4,476,865

1)
Results for San Dimas include 375,000 ounces received from Goldcorp in connection with Goldcorp’s four year commitment, commencing August 6, 2010, to deliver to Silver Wheaton 1.5 million ounces of silver per annum resulting from their sale of San Dimas to Primero.

2)	Comprised of the operating Lagunas Norte, Pierina and Veladero silver interests in addition to the non-operating Pascua-Lama silver interest.
3)
Comprised of the operating Los Filos, Zinkgruvan, Keno Hill, Cozamin, Neves-Corvo, Stratoni, Minto, 777 and Aljustrel silver interests; the non-operating Rosemont, Loma de La Plata and Constancia silver interests; and the previously owned Mineral Park and Campo Morado silver interests.

4)	Comprised of the operating Coleman, Copper Cliff, Garson, Stobie, Totten and Creighton gold interests in addition to the non-operating Victor gold interest.
5)	Comprised of the operating Minto gold interest and the non-operating Rosemont and Constancia gold interests.

SILVER WHEATON 2015 FIRST QUARTER REPORT [67]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

Geographical Areas

The Company’s geographical information, which is based on the location of the mining operations to which the silver or gold interests relate, are summarized in the tables below:

	Three Months Ended March 31, 2015
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$23,437	$130,965	$840,417
United States	-	433	-
Mexico	64,635	608,526	-
Europe
Greece	3,544	25,530	-
Portugal	2,462	26,117	-
Sweden	8,165	47,597	-
South America
Argentina / Chile 1	6,058	611,059	-
Brazil	12,095	-	2,198,142
Peru	10,108	493,980	136,060
Consolidated	$130,504	$1,944,207	$3,174,619
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

	Three Months Ended March 31, 2014
	Sales	Carrying Amount
(in thousands)		Silver Interests	Gold Interests
North America
Canada	$27,483	$138,027	$905,949
United States	833	37,835	-
Mexico	80,106	696,013	-
Europe
Greece	2,941	30,911	-
Portugal	3,608	30,000	-
Sweden	7,356	50,412	-
South America
Argentina / Chile 1	1,650	609,806	-
Brazil	13,479	-	1,317,605
Peru	27,923	503,233	257
Consolidated	$165,379	$2,096,237	$2,223,811
1) Includes the Pascua-Lama project, which straddles the border of Argentina and Chile.

SILVER WHEATON 2015 FIRST QUARTER REPORT [68]

Notes to the Condensed Interim Consolidated Financial Statements

Three Months Ended March 31, 2015 (US Dollars - Unaudited)

22.	Subsequent Events

Declaration of Dividend

On May 7, 2015, the Board of Directors declared a dividend in the amount of $0.05 per common share as per the Company’s stated dividend policy whereby the quarterly dividend will be equal to 20% of the average of the operating cash flow of the previous four quarters. This dividend is payable to shareholders of record on May 20, 2015 and is expected to be distributed on or about June 2, 2015. The Company has implemented a dividend reinvestment plan (“DRIP”) whereby shareholders can elect to have dividends reinvested directly into additional Silver Wheaton common shares at a discount of 3% of the Average Market Price, as defined in the DRIP.

SILVER WHEATON 2015 FIRST QUARTER REPORT [69]

CORPORATE
INFORMATION

CANADA – HEAD OFFICE
SILVER WHEATON CORP.
Park Place, Suite 3150
666 Burrard Street
Vancouver, BC V6C 2X8
Canada
T: 1 604 684 9648
F: 1 604 684 3123

CAYMAN ISLANDS OFFICE
Silver Wheaton (Caymans) Ltd.
Unit #5 - 201 Governors Square
23 Lime Tree Bay Avenue
P.O. Box 1791 George Town, Grand Cayman
Cayman Islands KY1-1109

STOCK EXCHANGE LISTING
Toronto Stock Exchange: SLW
New York Stock Exchange: SLW

DIRECTORS
LAWRENCE BELL
GEORGE BRACK
JOHN BROUGH
PETER GILLIN
CHANTAL GOSSELIN
DOUGLAS HOLTBY, CHAIRMAN
EDUARDO LUNA
WADE NESMITH
RANDY SMALLWOOD

OFFICERS
RANDY SMALLWOOD
President & Chief Executive Officer

CURT BERNARDI
Senior Vice President,
Legal & Corporate Secretary

GARY BROWN
Senior Vice President &
Chief Financial Officer

PATRICK DROUIN
Senior Vice President,
Investor Relations

HAYTHAM HODALY
Senior Vice President,
Corporate Development

TRANSFER AGENT
CST Trust Company
1600 - 1066 West Hastings Street
Vancouver, BC V6E 3X1

Toll-free in Canada and the United States:
1 800 387 0825

Outside of Canada and the United States:
1 416 682 3860

E: inquiries@canstockta.com

AUDITORS
Deloitte LLP
Vancouver, BC

INVESTOR RELATIONS
PATRICK DROUIN
Senior Vice President, Investor Relations
T:   1 604 684 9648
TF: 1 800 380 8687
E:    info@silverwheaton.com

Silver Wheaton® is a registered trademark of Silver Wheaton Corp. in Canada, the United States and certain other jurisdictions.

SILVER WHEATON CORP.

666 BURRARD STREET, SUITE 3150,
VANCOUVER, BC V6C 2X8,
CANADA

T: 1 604 684 9648
F: 1 604 684 3123

WWW.SILVERWHEATON.COM